8/29



03029638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Corporacion Geo SA De CV

*CURRENT ADDRESS: ____________________

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

FILE NO. 82- 3870 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/29/03

ANNUAL REPORT 2002





ARS
12-31-02
03 AUG 20 AM 7:21



Casas GEO

5 reasons to bel
and

Contents

reasons

Cover Story:
Juanito Jr. is learning how to use his Five Senses to explore his World and to Grow. At Geo, we also use every tool at our disposal to learn about our World, our Markets, our Customers, and our Investors, and translate this learning into Strong, Consistent and Healthy Growth. In Juanito's hand we can see the stock performance of Geo vs. IPyC in 2002.

ieve in Geo
get our premium back

2002 was an outstanding year for Corporación Geo. In this report, we give you Five Reasons why we believe Geo is poised to recover its Premium Valuation in the Capital Markets.

As you will see in this report, we generated Positive Free Cash Flow, we improved our Working Capital management, we cleaned up the Balance Sheet and reduced the risk of our Debt profile, we expanded our Margins and resumed Double-Digit Growth in almost every Income Statement category, we diversified our Product line into higher-priced and more profitable segments, and finally, we continue to deliver Award-Winning Products to our Clients. In addition, we have redoubled our efforts at communicating with the Market and have created a World-Class Investor Relations program.

Geo has worked tirelessly over the past years to deliver to the Market a Company that is as Solid as its Houses. Just as we are attentive to our Customer's demands, we are in tune with the needs of our Investors, and in 2002 we have responded by meeting or exceeding all expectations.

We invite you to use your Five Senses, and discover the Value of Corporación Geo.





seeing

profitabl

Revenues
(millions of 2002 pesos)


5,202
4,978.5
5,445.2
00
01
02

Gross Profit
(millions of 2002 pesos)
$ Margin


00
01
02

Growth. Profitability. Efficiency. Earnings Visibility. All of these are elements that the Market has wanted to see from Geo. And just as Geo provides the highest Quality Homes to its Customers, it has delivered on these promises to the Investment Community.

During 2000 and 2001, Geo's Management made the difficult strategic decision to consolidate the rapid expansion Geo had been experiencing, in favor of more sustainable and profitable growth, to ensure the overall health of the Company in the long-run. Therefore, Geo began to implement a set of strategic programs to change the business model to one that produced moderate Revenues and EBITDA growth and Free Cash Flow generation with a solid Financial Structure.

is believing

growth as far as the eye can see

These initiatives included Company-wide restructuring and cost-cutting efforts, a broad institutionalization of processes and systems in order to increase productivity in all areas of the business, as well as a transformation of Geo's Corporate Culture that enhanced loyalty and capacity of Employees at all levels.

The full impact of these programs began to be seen in the Company's 2002 results, through improvements in all operating indicators. Margins have stabilized and expanded, administrative costs have decreased, and there is double-digit annual Growth in nearly every line of the Income Statement.

The Consolidation Period has also allowed Geo to address one of the most persistent demands of the Street, which was to be able to envision Geo's results beyond the next quarter. A key to making this possible was to smooth out the seasonality of Geo's quarterly performance, through the strategic planning of Sales, Production and Collection in each of Geo's subsidiaries.

Operating Profit
(millions of 2002 pesos)
$ %



730.6
700.1
841.8
15.5%
14.0%
14.1%

EBITDA
(millions of 2002 pesos)
$ Margin



1,055.6
1,028.5
1,170.9

Looking ahead:

Geo expects to maintain steady Growth in Revenues and EBITDA with Margin stability, continued Cost Control and Predictable Results for the foreseeable future.



In 2002, Geo achieved some of the most important progress in its Financial H[illegible] representing the best year ever in the [illegible] Structure of the Company. Every [illegible] indicator saw improvement, [illegible] Cash Flow generation and [illegible] Working Capital ma[illegible]

the smell of finan



Free Cash [illegible]
(millions of 2[illegible])


98
99
00
01
02

Accounts Receivable to Sales


67.3%
50.5%
50.4%
50.3%
47.6%

Strengthening the Financial Structure and decreasing the leverage of Geo has been a priority of Management, Investors, and other Stakeholders of Geo after the Company experienced the years of explosive growth during the 1990s.

As part of its long-term strategy, during the Consolidation Period, Geo implemented a number of strategic programs to enhance its Financial Structure, such as the "Factory-of-Homes", matching Collections with the Production and Sales rhythm, and the "Land Outsourcing" initiative, in which Geo's unique Market position enabled it to successfully use the resources of third parties to secure its Land Bank.

The key results were the generation of Positive Free Cash Flow for third year in a row together with significant advances in Working Capital management, which enabled the Company to reduce its level of Indebtedness in a significant manner.

Another financial achievement has been to dramatically reduce the risk profile of the Company. All of the Debt is now peso-denominated, following the refinancing of the Company's Eurobond in 2002. On top of this, the annual maturities are less than half of Geo's year-end Cash level, and most of the Short-Term Debt is directly tied to production and therefore has very low to no risk at all.

cial improvement
is in the air, everywhere and all around

Geo's Management has also focused on expanding its diversification in terms of financial instruments and institutions as well as increasing the available lines of credits, thus assuring the availability of resources to support its future Growth at a minimum cost and risk.

Smelling the future:

Geo plans to continue solidifying its Financial Position by generating Free Cash Flow, and letting the Market smell the aroma of Industry-leading Returns on Equity and Working Capital management.

Net Debt
(millions of 2002 pesos)


1.945,3
1.940,6
1.854,9
1.742,8
1.312.0

Dollar Denominated Debt
as of Total Debt


34.1%
29.6%
25.3%
10.8%
4.0%
98
99
00
01
02

Geo has taken advantage of renewed mortgage availability by increasing its presence in all segments of the Housing Market, to complement its traditional Affordable Entry Level base. Geo is the Market Leader in each segment of the Housing Industry.

The Company continues to generate more than half of its Sales in the traditional Affordable segment, where mortgage availability is at historical record levels. This segment is still the core of Geo's business, and provides the foundation which allows the Company to expand into new Markets.

Geo now offers a quality men
for all of it's cli

Building on its success with Affordable Housing, Geo has become the Market Leader in the higher priced segments, which have been seriously unattended in recent years. The resurgence in these segments is supported by the stable macro-economic environment and new sources of financing, such as the National Mortgage Bank, the SOFOLES, the Apoyo Infonavit Program, and the gradual return of the Commercial Banks.

This Product Diversification has not only been directed toward Middle-Income Homebuyers, but also to the extensive demand found in the Lower Affordable Housing Market. With its economies of scale and strict cost control, Geo is in an excellent position to dominate this segment, where it can deliver a very affordable Quality Product with a rapid Sales turnover, while maintaining attractive Margins.

By diversifying Geo's Housing Portfolio, the Company is able to leverage its investments of the past 10 years, including a national infrastructure and the accumulated experience and knowledge of its Personnel, in order to penetrate new Markets with minimal additional investments.

Expected Sales Mix 2003



	Mix E2003
Middle Income Between $335,001 and $1'600,000 pesos	9%
Affordable Entry Level Between $190,001 and $335,000 pesos	61%
Lower Affordable > $190,000 pesos	30%

Tastes to Come:

In line with the flows of mortgage availability, Geo expects to expand its Menu of Products even more, in order to increase Profitability and feed the appetite for Growth.



As the Leading Homebuilder, Geo has successfully penetrated the more profitable segment of the Market, the Middle Income Housing, where new mortgage financing alternatives have created the recipes for additional Growth opportunities.

# of products
nts varied tastes,
from simple to gourmet



Sales by Segment
Middle Income
Affordable
Lower Affordable
95%
82%
64%
61%
29%
30%
13%
2%
3%
5%
7%
9%
00
01
02
9M03



Geo realizes that the only way to continue delivering solid Operational and Financial Performance is to provide the best Products and Services available in the Market. That is the single most important Competitive Advantage which sets Geo apart from the rest.

Geo has

for quality products and services, whil

Geo's commitment to Quality is evident in a variety of ways: investment in R&D and new technologies, continuous improvements in Housing Construction and urban facilities, management training, constant innovation in design, and social responsibility.



National Housing Award 2002-CONAFOVI
Winners in Six out of Seven Categories

The Market consistently recognizes this obsession with Quality and Innovation. Apart from the 190,000 homes sold during the last 10 years, in 2002, Geo received for the third consecutive year the "National Housing Award" by President Fox. Geo won in six of the seven categories considered in the contest, as proof of the Company's constant search for excellence. In addition, Geo won the "Obras Cemex 2002" Award for the Best Housing Community built using Concrete Panel Technology.

Although Geo's Management is proud of these awards, they recognize that the most important judges of its Product are current and potential Customers, which is why Geo has also put forth great efforts in Marketing and Advertising. As a result of a combination of its Marketing initiatives and the superiority of its Products, Geo is the Housing Developer that is "Top of Mind" in the Market, with 95% Brand Recall.

Perhaps the most important measure of Geo's success in this area is the fact that 36% of its Sales are originated by Word-of-Mouth. This is a solid reflection of the Customer Satisfaction of the more than 850,000 people that live in a Geo Home, resulting in a reliable and tangible source of future Sales.



In Touch with Tomorrow.

There is no doubt that Geo will continue to invest in the Quality of its Products and Services as well as in its Brand Image, in order to sense the needs and stay in touch with the dreams of its Clients.

the touch

feeling the market's confidence in its brand

Visitors
(thousands)


Total Sales
Visitors
230.4
217.7
191.6
171.7
161.3
25.5
26.5
25.1
27.1

Word of Mouth Sales


Total Sales
WOMS
20,428
25,503
26,577
25,115
27,112
28%
29%
32%
33%
36%

Geo hears

and responded with world-class corporat

Accumulated Return 2002 GEOB, ARA* vs. IPyC


80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
GEO 30.38%
ARA -3.85%
IPyC -4.56%



To reinforce the strong commitment that Geo has to Transparency, Open Communications and Value Creation, Senior Management has completed yet another Turnaround, in the way it relates with the Capital Markets.

Investors said they wanted Minority Shareholder protection. Geo implemented the first Tag-Along Clause in Mexico, to go along with its longstanding policy of a single share class, with One Share, One Vote, and a significant representation of Independent Directors on the Board.

the street,

governance and IR practices

The Market demanded transparent and equitable access to information. Geo developed an award-winning IR Website, increased disclosure through the release of Preliminary Quarterly Results, and established a policy of equal treatment of all Investors and Analysts.

Geo's Shareholders wanted a more credible and accountable Management Team. Geo increased the Visibility of Management through regular Marketing trips and Investor Meetings, established a policy of 24-hour response to any IR inquiry, and has consistently fulfilled its quarterly and annual Guidance for the past two years.

The Street asked for additional sources of Value Creation. Geo's Shareholders approved a Share Repurchase Program, which has succeeded in improving liquidity, and has also given continuity to the Employee Stock Ownership Plan designed to align Employees' interests with those of Investors.

These efforts have been recognized by a wide variety of Financial Market participants. Geo received the second-highest rating in Latin America for Corporate Governance and Business Ethics, in a research made by the German firm Management & Excellence, and won multiple international awards for its IR Website and Annual Report during 2002.

Hearing Beyond the Walls:

Geo's next step is to not just Listen and Respond, but to find its own Voice and become the most Market-Oriented and Investor-Friendly Company in Latin America.

Sell-Side Recommendations
(updated as of February 15, 2003)



Sell
Buy
Hold
Strong buy
5%
47%
67%

Source: First Call and Company's Estimates

Management Accountability



One-on-One's
Conferences
10
9
200
8
6
134
108
76

Source: Company's Estimates


We

The results for fiscal year 2002 confirm the [illegible] initiated by Geo since the mid-2001. Today Geo [illegible] that offers Solid Growth, and is Consistent and Predic[illegible] its level of Revenues and EBITDA, while also generating Positive Free Cash Flow, maintaining and expanding Margins improving the Working Capital indicators and significantly reducing Debt.

Millions of Constant Pesos as of December 2002	2001	2002	% Change
Homes Sold (units)	25,115	27,112	+8.0%
Revenues	$4,979	$5,445	-9.4%
Gross Profit	$1,297	$1,427	+10.0%
Operating Profit	$700	$842	+20.3%
EBITDA	$1,028	$1,171	+13.9%
Net Profit	$297	$365	+22.9%
Cash & Cash Equivalents	$722	$856	+18.6%
Accounts Receivable to Sales	50.3%	47.6%	-5.3%
Inventories Turnover (days)	164	148	-9.8%
Accounts Receivable + Inventories Turnover (days)	304	283	-6.9%
Net Debt	$1,743	$1,312	-24.7%
US Dollar Denominated Debt to Total Debt	10.8%	4.0%	-63.0%
Free Cash Flow	$110	$509	+362.4%
Interest Coverage	2.0	2.3	+15.0%
Return on Equity	12.3%	14.5%	+17.9%
Multiple Firm Value/EBITDA	3.1	2.8	-10.7%

EBITDA
(millions of 2002 pesos)


$1,028.4
$1,110.0
$1,170.9
01
Goal Achievement
02
02

Free Cash Flow
(millions of 2002 pesos)


$509.3
01
Goal Achievement
02
02

Accounts Receivable
to Sales


50.3%
50.0%
47.6%
01
Goal Achievement
02
02

are stepping on solid ground

January

[illegible] Mexico [illegible]

This is a sign of the great commitment that the leadership of Geo has to promoting in an intentional way the Company's Image in the Financial Markets, and to providing the same level of information to all Investors and Analysts.

April

Geo restructures Short-Term [illegible] Profile.

Geo placed a Medium-Term Note, for $200 million Pesos with a 4.5 year maturity at a rate of TIIE + 3.0, which will replace Bank loans and Short-Term Commercial Paper.

May

President Fox visits Geo Housing Development in Mexico City.

Vicente Fox, President of Mexico, visited a Geo development and met with Geo employees in honor of the "Día de Santa Cruz", whose celebrated the ratification of his Administration's Housing goals.

Geo applauds formation of CANADEVI

Geo applauded the official creation of the National Chamber for Housing Promotion and Development, that after 18 years achieved the status of a Chamber, thus becoming the premier private institution representing the Housing sector.

Debt to Equity
(before deferred taxes)


45.0%
42.7%
36.9%

Geo confirms Growth Expectations for 2002

Geo confirmed its growth expectations for 2002, which are in the range of 8% - 10% growth in Sales Volume, Revenues, and EBITDA.

August

[illegible] Stock Exchange (BMV) grants Geo Liquidity Award.

Geo won the merits of the "Liquidity Award 2001-2002" as a result of the remarkable improvement in its Shares' liquidity levels, along with the fulfillment of timing compliance with the BMV.

September

[illegible] two awards in "The International [illegible]

This contest takes place annually, and in this time Geo received two bronze medals: "Best Coversheet" and "Best Interior Design and Theme Development".

Geo receives [illegible] Governance Rating in Latin America.

The firm Management & Excellence granted Geo the second highest rating in the category of Corporate Governance and Transparency in Latin-America. Geo received a B+aa rating in the evaluation of the level of business ethics among the largest and most competitive companies in the region.

October

Geo receives highest honors from President Fox in the 2002 National Housing Awards.

Geo won 6 of the 7 categories of the 2002 National Housing Awards, and was the only Company to win in more than one category. This fact reaffirmed in its strong commitment to its Clients.

November

Geo applauds changes in INFONAVIT Mortgage Granting Process.

Geo shows its official support for the changes in the rules for granting mortgage credits, which are focused on financially strengthening the Institute, in order to fulfill the goals of the Housing Industry, while at the same time benefiting those contributors with lower incomes.

Geo wins Best Annual Report In Industry from National Association of Investors Corporation (NAIC) and the Award of Distinction In Creativity 32 Contest.

This is another sign of the strong commitment that Geo has to communicating information with the markets, not only in a transparent and timely manner, but also with style and innovation.



5 reasons to keep growing

Dear Current and Future Shareholders,

In this report, we present to you Five Reasons to believe in Geo, Five Reasons why we feel we are ready to recover our Premium Valuation in the Marketplace. In reality there are many more than Five, but they can all be summed up in a simple affirmation: We are the Leading Company in the Industry with the Highest Visibility in the Mexican Market.

1. The Housing Industry

This is a historic moment for the Housing Industry in Mexico. The current Administration of President Fox has made Housing development a top Economic priority and one of the main engines to drive internal Growth.

Apart from the obvious social benefit of making the dream of thousands of Mexicans to own their own Home into reality, the Homebuilding Industry by itself is a potent weapon to create wealth. Every House built in Mexico impacts 32 different sectors of the Economy, creates Five direct and indirect jobs and has no collateral effects on the trade balance of payments as long as all the raw materials used are produced locally.

Driven by President Fox's goal of delivering more than 750,000 Mortgages per year in 2006 and spurred by new sources of financing and a reorganization of the Housing Institutes, the number of Mortgages increased by over 30% in 2002, reaching a record of 420,000, and is projected to increase an additional 26% in 2003, setting another historical high of 530,000 Credits. The political will and commitment to Housing is firm and the Budget for Mortgages is assured, considering that the Housing Institutes do not rely on the Federal Budget at all.

Today the Housing Institutes, led by INFONAVIT, are stronger than ever and are contributing to a stable, predictable supply of Mortgage financing. For the past four years, INFONAVIT has been delivering on its promises and strengthening its financial position. FOVISSSTE has concluded a profound transformation that will allow the Institute to play a fundamental role in the Market, by fulfilling the needs of all public Employees. The National Mortgage Bank (Sociedad Hipotecaria Federal), formerly FOVI, also finished a process of restructuring focused on expanding its portfolio of products and preparing the foundations for future Growth. Finally, the SOFOLES and Commercial Banks are in the process of re-entering the Middle Income Markets, encouraged by the stable macroeconomic panorama and the new tax provision allowing a Mortgage owner to deduct the real interest payments from their annual Income taxes.

Expected Mortgage Availability 2002-2006

Housing Institutes
(Thousands of Credits)



CAGR 2000-2006= 13.5%
351.6
318.0
420.0
E530.5
E604.5
E663.8
E750.0
00
01
02
E03
E04
E05
E06

	00	01	02	E03	E04	E05	E06
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH-FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

Source: CONAFOVI and Company's Estimates

2. Geo Today: Leadership, Growth, Value Creation

After successfully concluding the consolidation of the rapid Growth we experienced during the 1990s, 2002 was poised to be an important year for Geo, a year in which we had to prove to the Market that we could grow again at rates in the low-teens, while generating Free Cash Flow and reducing Debt. In 2002 we proved to ourselves that the tough times, in terms of Share Price performance and Investor Confidence, could be overcome, and that the change in our Business Model was a wise move for the long-term sustainability of Geo and its ability to achieve Consistent Value Creation over time.

Mortgage Availability by Segment

Estimated Yearly Demand by Segment		Expected Mortgage Availability 2003	Expected Coverage of Demand in 2003	Coverage of Demand in 2002
100,000	Middle Income Between $335,001 and $1'600,000 pesos	65,000	65%	20%
400,000	Typical Geo's Market Affordable Entry Level Between $190,001 and $335,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $190,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

Source: CONAFOVI and Company's Estimates

2002 marked the beginning of a new era in Geo – Consistent and Profitable Growth with the Generation of Free Cash Flow. Not only are we growing, but also we are growing in a consistent, predictable manner. We are fulfilling the promises we make to the Market, just as we fulfill the promises we make to our Customers. In 2002, we promised double-digit Growth in EBITDA, Margin expansion, improved Working Capital Management, Free Cash Flow generation and Debt reduction. We not only delivered on all these Promises, but surpassed them.

3. Operations and Financial Structure

In 2002, Geo got back on the track of Growth with Profitability, expanding both Volumes and Margins. We recorded a 9.4% increase in Revenues, while EBITDA grew by over 14%, and there was double-digit Growth and Margin expansion in all other levels of the Income Statement, a testament to the success of our efforts to streamline all of our business processes.

Now that we have consolidated our Leadership in Affordable Housing, we are expanding it, to the Middle Income Segment of the Market. With the gradual return of SOFOLES and Commercial Banks to the Mortgage Business, demand in this Segment will be very strong in the coming years. The share of this Higher-Priced Segment in Geo's Sales Mix grew from 5% in 2001 to over 7% in 2002, positioning the Company as the Market Leader in Middle Income Housing as well.

Along with its Growth, Geo was able to generate nearly US$50 million dollars in Free Cash Flow in 2002. The year-end Accounts Receivable to Sales ratio set an historical best of 47.6%, well below our target of 50%, and the Inventory Turnover days fell to 148 compared to 164 in 2001, standing at an Industry-Leading level.

EBITDA & Free Cash Flow

(millions of 2002 pesos)



Free Cash Flow
EBITDA
$1,153.6
$1,055.6
$1,170.9
$1,028.5
$879.6
$261.1
$110.1
-$57.2
98
99
00
01
02

Our Financial Structure is healthier than ever. The Debt profile was improved significantly, led by the 25% reduction in net Debt, taking the net Debt to Equity ratio down from 35% in 2001 to 26% at the end of 2002. Virtually all of our Debt is now Peso-denominated.

We have now three consecutive years generating Positive Free Cash Flow, and Five years in a row with improving Working Capital indicators and reducing net Debt and Debt to Equity ratios. In Geo, we believe these results are not a one-time success, but a trend. We believe that the improvements we made in 2002 are sustainable in the foreseeable future.

Our foundation is our people

After having changed the way we acquire and hold Land, the financing of our Working Capital, our Production and Construction Techniques, the Human Resources Structure and our Information Systems, not all things have changed at Geo. Our unparalleled Design Quality, Product Superiority and strong Brand Image are still at the center of our Competitive Advantages. Geo once again received the National Housing Award in 2002, presented by President Fox, as well as the 2002 "Obras Cemex" Award, icons of our great commitment with our Clients.

Net Debt to Equity
(before deferred taxes)


39.4%
38.0%
37.5%
34.5%

4. Geo Culture

However, the Core of the new Geo is our People. This new phase of Growth with Profitability is supported not only by the excellent external environment, but also by a new internal Culture, a "Geo Culture" which promotes the spread of the highest Values throughout the Organization, so that every member of the Geo team feels committed to and invested in their work. Among these values are the fully dedication to Customer Satisfaction, Continuous Individual Development, Teamwork, and Integrity. In addition the new Geo Culture is very aware of the Company's responsibility to its Shareholders, and includes attention to Profitability and Efficiency at every level.

We have worked hard in the past years to institutionalize our Geo Culture and develop our People in order to have the best Management Team in the Industry, a goal we feel we have accomplished. Every one of our Middle and Senior Managers are experts and Leaders in their field, but more importantly, they have the responsibility to disseminate their knowledge and develop new Leaders every day.

This is the reason why we feel very confident that all the investment we have made in our People is the foundation from which Geo will expand its Leadership and sustain strong Results in the coming years.

5. Market Communications and Corporate Governance

Interest Coverage


2.2
1.9
1.7
2.0
2.3

Our Financial, Operational, and Cultural transformations have been accompanied by a Turnaround in the way we communicate with the Market. We have learned from the past and listened to your demands for transparent information, access to Senior Management, consistent and accurate Guidance. We have invested in the tools of communication and have produced World-Class materials – both our 2001 Annual Report and our IR Website have won multiple International Awards in the past year.

In Geo we are confident that our Corporate Structure already assures an alignment of Management and Shareholders interests. External Directors are at the head of all Board Committees, our Share structure is strictly "One Share, One Vote", we were the first Mexican Company to approve "Tag-Along" Rights for Minority Shareholders, and over 30% of our Employees are also Shareholders. Finally, we were part of the leading group of companies that in 2002 founded the Mexican Investor Relations Association, AMERI.

All of this effort has been to reinforce the reality that Geo is constantly working in the interest of its Shareholders, and is serious in its goal to become the most Investor-Friendly and Market-Oriented Company in Latin America.

Looking ahead

We are very pleased with our Results in 2002. But we see this year as only the beginning of a long and prosperous period of Sustainable Growth, which will benefit our Employees, Clients, and Shareholders alike. Achieving this Growth will not require large Capital Expenditures, but rather will take full advantage of investments we have already made. Rather than investing in new Subsidiaries, like most of the other Developers, we will exploit the Growth opportunities in the dynamic Cities and Regions where we already have a presence. We will continue to diversify our Product Range and consolidate our Leadership in all our Markets, especially in the Middle Income Housing Segment. Lastly, we are currently exploring innovative schemes to secure our Land Bank with Strategic Partners, in which Geo and its Shareholders could benefit from all the upside of land ownership, while eliminating downside risk.

Using your Five Senses, it is easy to see why Geo is a Great Investment with a Bright Future. As the Executive Committee of Geo, we want to add to our Sixth Sense to take this Company even further, together with our outstanding Management Team, formed by the more than 3,000 associates, and increase our Leadership in benefit of all our Stakeholders.

For all of these reasons, recovering a Premium Valuation in the Market is a strong commitment at all levels of our Company. We do really believe that if you are a Shareholder of Geo, you are with the Right Company, in the Right Place, at the Right Time.

Thanks for your continuing support and confidence.

Executive Committee of Corporación Geo



Luis Orvañanos

Miguel Gómez Mont
Roberto Cruz
Carlos García Vélez
Emilio Cuenca
Francisco Arellano
Víctor Segura

Inventory Turnover
(days)


277
249
176
164
148
98
99
00
01
02

Accounts Receivable + Inventory Turnover
(days)


449
364
315
304
283
98
99
00
01
02



selected consolidated financial information

In Millions of Constant Pesos as of December 31, 2002 except Financial Ratios, Share and per Share Amounts

Income Statement Information	1994	1995	1996	1997	1998	1999	2000	2001	2002	CAGR 94-02
Homes Sold (units)	8,174	8,243	12,235	17,148	20,428	25,503	26,577	25,115	27,112	16.2%
Revenues	2,139.4	1,997.1	2,541.8	3,330.2	3,875.6	5,003.0	5,202.1	4,978.5	5,445.3	12.4%
Gross Profit	535.1	669.9	801.3	1,042.7	1,091.1	1,404.3	1,332.8	1,296.9	1,427.2	13.0%
Operating Profit	296.4	385.6	471.7	646.0	632.0	872.2	730.6	700.1	841.8	13.9%
EBITDA	396.0	465.6	590.2	796.6	879.6	1,153.6	1,055.6	1,028.4	1,170.9	14.5%
EBITDA in US Dollars	22.0	25.4	40.5	61.6	65.8	101.0	99.5	106.1	112.2	22.6%
Net Profit before Taxes	277.0	205.3	255.2	396.3	309.5	516.6	324.9	445.4	594.7	10.0%
Net Profit	245.3	181.4	254.6	387.5	302.6	437.7	164.3	296.7	364.6	5.1%

Balance Sheet Information	1994	1995	1996	1997	1998	1999	2000	2001	2002	94-02
Cash & Cash Equivalents	83.1	482.4	167.9	599.5	353.5	387.5	603.2	721.7	856.1	33.8%
Accounts Receivable	1,461.1	1,348.7	1,638.1	2,108.0	2,609.7	2,525.1	2,623.1	2,502.8	2,593.1	7.4%
Inventories	596.8	996.2	1,066.2	1,867.8	2,159.4	2,472.4	1,867.8	1,655.7	1,632.5	13.4%
Current Assets	2,220.2	2,900.7	2,962.0	3,880.3	4,478.4	5,403.4	5,318.7	4,875.4	5,264.9	11.4%
Property, Plant & Equipment - Net	293.0	503.0	628.3	886.9	1,051.7	891.9	853.0	758.8	731.3	12.1%
TOTAL ASSETS	2,235.6	2,921.0	3,009.0	3,991.3	4,634.0	5,576.7	6,409.2	6,253.7	6,435.5	14.1%
Short-Term Debt	635.4	655.0	932.4	775.9	1,525.3	1,647.4	1,479.8	1,540.1	1,428.4	10.7%
Suppliers	301.2	561.7	434.0	555.9	669.1	494.0	499.0	529.9	783.3	12.7%
Current Liabilities	1,177.8	1,430.4	1,591.5	1,632.3	2,490.1	2,502.0	2,289.8	2,247.8	2,401.4	9.3%
Long-Term Debt	30.3	61.4	63.5	695.6	773.4	680.7	978.3	924.4	739.7	49.1%
Deferred Income Taxes	5.9	2.9	0.9	0.7	6.2	0.3	691.1	547.5	599.7	78.3%
TOTAL LIABILITIES	1,215.3	1,496.0	1,714.0	2,655.9	3,461.5	3,295.4	3,995.9	3,740.8	3,740.8	15.1%
Shareholders' Equity without Deferred Taxes	1,251.3	1,908.0	1,903.4	2,929.9	2,968.3	3,034.2	3,086.6	3,313.7	3,707.1	14.5%
Cumulative Effect of Deferred Income Tax	0.0	0.0	0.0	0.0	0.0	1.3	-673.3	-800.7	-1,012.4	n/m
TOTAL SHAREHOLDERS' EQUITY	1,313.3	1,928.0	1,923.2	3,008.1	2,990.6	3,173.1	2,413.3	2,512.9	2,694.7	9.4%

Other Financial Data	1994	1995	1996	1997	1998	1999	2000	2001	2002	94-02
Free Cash Flow	-1,041.4	-401.2	-658.0	-902.2	-1,110.4	-57.2	+261.1	+110.1	+509.3	n/m
Free Cash Flow in US Dollars	-58.0	-21.9	-45.1	-69.8	-83.1	-5.0	+24.6	+11.4	+48.8	n/m
Accounts Receivable to Sales	68.3%	67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%	47.6%	-4.4%
Net Debt	582.6	234.0	828.0	872.0	1,945.3	1,940.7	1,853.1	1,742.8	1,312.0	10.7%
Net Debt to Equity	30.7%	10.8%	30.1%	22.5%	39.4%	38.0%	37.1%	34.5%	26.1%	-2.0%
Financial Leverage	1.47	0.50	1.40	1.09	2.21	1.68	1.76	1.69	1.12	-3.3%
Inventory Turnover (days)	135	273	223	298	283	250	176	164	148	1.2%
Accounts Receivable Turnover (days)	249	247	235	231	246	184	184	184	174	-4.4%
Inventory + Accounts Receivable Turnover (days)	351	428	388	435	449	364	315	304	283	-2.7%
Number of Employees	6,793	6,025	7,011	9,608	10,868	16,418	11,818	10,379	9,613	4.4%
Average Price (pesos)	201,346	219,799	199,262	199,266	202,630	213,126	210,792	220,337	226,970	1.5%

Source: Company's audited financial statements
n/m : Not meaningful

helpful selected valuation data

In Millions of Constant Pesos as of December 31, 2002, except Financial Ratios, Share and per Share Amounts

	1994	1995	1996	1997	1998	1999	2000	2001	2002	CAGR 94-02
Revenues	2,139.4	1,997.1	2,541.8	3,330.2	3,875.6	5,003.0	5,202.0	4,978.5	5,445.3	12.4%
EBITDA	396.0	465.6	590.2	796.6	879.6	1,153.6	1,055.6	1,028.4	1,170.9	14.5%
EBITDA in US Dollars	22.0	25.4	40.5	61.6	65.8	101.0	99.5	106.1	112.2	22.6%
Free Cash Flow	-1,041.4	-401.2	-658.0	-902.2	-1,110.4	-57.2	+261.1	+110.1	+509.3	n/m
Free Cash Flow in US Dollars	-58.0	-21.9	-45.1	-69.8	-83.1	-5.0	+24.6	+11.4	+48.8	n/m
Net Debt	582.6	234.0	828.0	872.0	1,945.3	1,940.7	1,853.1	1,742.8	1,312.0	10.7%
Average Shares Outstanding	66.3	71.1	81.8	89.5	98.0	100.5	100.5	100.5	100.0	n/m
Year Ended Shares Outstanding	66.3	80.6	82.1	97.3	99.6	100.5	100.5	100.4	102.4	n/m
Year Ended Share Price (pesos)	25.7	22.7	38.8	49.5	27.5	35.9	6.8	14.7	19.1	-3.6%
EBITDA per Share	6.0	6.6	7.2	8.9	9.0	11.5	10.5	10.2	11.7	8.8%
Price / EBITDA	4.3	3.9	5.4	6.0	3.1	3.1	0.6	1.4	1.7	-11.2%
Earnings before Taxes per Share	4.2	2.9	3.1	4.4	3.2	5.1	3.2	4.4	5.9	4.5%
Earnings per Share	3.7	2.6	3.1	4.3	3.1	4.4	1.6	3.0	3.6	-0.2%
Price / Earnings	6.9	10.1	12.5	12.4	9.1	8.2	4.2	5.0	5.4	-3.2%
Book Value per Share	19.8	27.1	23.5	33.6	30.5	31.6	24.0	25.0	26.3	3.6%
Price / BV	1.3	0.9	1.7	1.6	0.9	1.1	0.3	0.6	0.7	-7.0%
Market Capitalization	1,703.6	1,829.6	3,184.7	4,817.0	2,738.9	3,601.9	683.2	1,471.1	1,955.7	1.7%
Enterprise Value	2,344.8	2,082.5	4,031.4	5,762.3	4,704.5	5,672.8	2,627.6	3,213.9	3,267.7	4.2%
EV / EBITDA	5.9	4.5	6.8	7.2	5.3	4.9	2.5	3.1	2.8	-9.0%

Source: Company's audited financial statements
n/m : Not meaningful

Homes Sold
(units)


8,174
8,243
12,235
17,148
20,428
25,503
26,577
25,115
27,112

Revenues
(millions of 2002 pesos)


$2,139.4
$1,997.1
$2,541.8
$3,330.2
$3,875.6
$5,003.0
$5,202.0
$4,978.5
$5,445.3

EBITDA
(millions of 2002 pesos)


$396.0
$465.6
$590.2
$796.6
$879.6
$1,153.6
$1,055.6
$1,028.5
$1,170.9

Net Debt
(millions of 2002 pesos)


$582.6
$234.0
$828.0
$872.0
$1,945.3
$1,940.7
$1,853.1
$1,742.8
$1,312.0

In every respect, 2002 was an outstanding year for Corporación Geo, one of the best in the Company's history. At the operational level, internal gains in efficiency combined with Growth opportunities in the Market, allowed the Company to once again enjoy significant Growth, while at the same time, improving the Profitability and the Company's Financial Structure. This is the [illegible] that Geo's Management is committed to [illegible]

predictable and profitable growth

During the year, Geo sold a record 27,112 homes, 8.0% more than the previous year. 2002 represented the year when Geo consolidated its Leadership, not only in the traditional segments but in the new existing ones. This performance, along with increases in efficiency and cost control, led to Growth and Margin expansion in all lines of the Income Statement.

Revenues increased by 9.4%. Gross Profit grew 10.0%, while Gross Margin expanded 0.2 percentage points to 26.2% in 2002.

The reduction in the SG&A to Sales ratio (from 12.0% in 2001 to 10.8% in 2002) fueled an impressive 20.3% jump in Operating Profit and a healthier Operating Margin of 15.5%, 1.4 percentage points higher than the 14.1% reported in 2001.

2002 EBITDA grew by 13.9% totaling $1,170.9 million, while EBITDA Margin was 21.5%. Finally, Net Profit increased by 22.9%, reaching $364.6 million, while the Net Margin increased 0.7 percentage points moving from 6.0% to 6.7%.

Units Sold 2002
INFONAVIT and FOVI/FOVISSSTE


20,768
6,344
27,112

Sales Mix Geo
INFONAVIT FOVI/FOVISSSTE


26%
23%
74%
77%

Sales

Geo's main Sales achievement during 2002, apart from the traditional strong Word-of-Mouth-driven business in its traditional Entry-Level Affordable Market, was the successful expansion into the Middle-Income Housing Segment. Of the 27,112 units sold by Geo, 1,918 were Middle-Income, representing 7.1% of total sales, and making Geo the Market Leader in all segments of the Housing Market in Mexico.

While Geo searched for Profitability in the Higher-Income segments of the Market, it also identified the opportunity for Volume Growth in the Lower-Affordable segment. The number of Homes Sold in this segment shot up by 160% in 2002, to comprise 29% of all unit Sales of Geo.

The Sales Mix by Housing Institute was fairly stable compared to last year, with about three-quarters of the mortgages granted by INFONAVIT and the remainder from SHF and FOVISSSTE. In 2002 according to the Mexican mortgages availability, the sales made by Geo were 77% INFONAVIT and 23% FOVI/FOVISSSTE.

Sales Mix by Segment


Total
27,112
63.8%
17,290
29.1%
7,904
7.1%
1,918

The prices for the housing segments are:

- Lower Affordable: homes priced lower than $190,000 pesos.
- Affordable: homes between $190,001 and $335,000 pesos.
- Middle Income: homes between $335,001 and $1,600,000 pesos.

Revenues

In line with the Company's guidance for the year, 2002 Revenues totaled $5,445.3 million pesos, an increase of 9.4% compared to last year.

Geo was also able to achieve a consistent Seasonality in Revenues, after having corrected for the atypical results caused by the changes in Administration during the year 2000. In light of this fact, year 2002 Quarterly Results were very predictable and consistent throughout all the year. Geo expects Revenues Seasonality in 2003 to be almost identical to that presented in the year 2002.

Quarterly Revenues Seasonality 2000-2002
2000 2001 2002


30%
30%
27%
27%
27%
27%
25%
24%
24%
22%
21%
22%
21%

Average Selling Price

As a result of the Company's effort to diversify the Sales Mix, the Average Sales Price for a Geo home in 2002 was $226,970 pesos, compared to $220,309 in 2001, an increase of 3.0%.

Mortgage Backlog

Geo's mortgage Backlog is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During 2002, 5,354 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's Backlog as of December 2002 was valid for 41,254 units, sufficient for approximately 1.4 years of production.

Gross Profit

Gross Profit for the year presented an increase of 10.0%, totaling $1,427.2 million, while Gross Margin presented a increase of 0.2 percentage points, moving from 26.0% in 2001 to 26.2% this year.

Selling, General and Administrative Expenses

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce strong cost control and efficiency gains. SG&A 2002 totaled $585.4 million, a decrease of 1.9% compared to 2001. The incidence of SG&A Expenses to Sales was 10.8% during 2002, down from 12.0% in 2001.

Revenues
(millions of 2002 pesos)


5,445.3
4,978.5

Operating Profit

Thanks to the successful efforts at cost control and operating efficiency, Geo achieved an especially strong result in the Operating Profit line, with an increase of 20.3% compared to the last year. The corresponding expansion of the Operating Margin was 1.4%, moving from 14.1% in 2001 to 15.5% in 2002.

Margin Comparison Versus Main Competitors

It should be noted that in accordance with US GAAP and international standards, Geo capitalizes the cost of financing related to production, rather than applying it to the Integral Cost of Financing. Under the same accounting policies used by the Homebuilding Companies in Mexico, Geo has the leading Gross Margins in the Industry, despite the fact that Geo's production is almost 70% higher than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin in 2002 would be 30.4%, while Operating Margin would be 19.7%.

EBITDA

Slightly exceeding Management guidance for the year, EBITDA in 2002 grew by 13.9% totaling $1,170.9 million, while the EBITDA Margin increased by 0.8 percentage points, expanding from 20.7% in 2001 to 21.5% in 2002.

	2001	2002	Change	%
Operating Profit	700.1	841.8	141.8	20.3%
Capitalized Interest Expenses	331.3	301.4	-29.9	-9.0%
Capitalized Repromo	-102.5	-72.5	-29.9	-29.2%
Amortization & Depreciation	99.5	100.2	0.7	0.7%
EBITDA	1,028.4	1,170.9	142.5	13.9%
EBITDA Margin	20.7%	21.5%	0.8%	4.1%
EBITDA in US$ millions	106.1	112.2	6.1	5.7%
EBITDA per Share	10.241	11.709	1.468	14.3%

Integral Cost of Financing

In 2002, along with the general strengthening of its Balance Sheet, Geo was able to achieve an improved mix of financial liabilities, with lower associated interest rates. This allowed the Company to decrease the Integral Cost of Financing by 3.7% year-over-year, and to cut financial expenses by 10.1% year-over-year.

	2001	2002	Change	%
Financial Products	-45.9	-31.9	14.0	-30.6%
Financial Expenses	228.2	205.1	-23.1	-10.1%
Monetary Loss	78.4	56.4	-22.0	-28.1%
Exchange Rate Loss	-17.5	4.6	22.1	-126.1%
ICF	243.1	234.1	-8.9	-3.7%

Gross Profit
(millions of 2002 pesos)
$ Margin


$1,427.2
$1,296.9

Operating Profit
(millions of 2002 pesos)
$ Margin


$841.8
$700.1

SG&A Expenses
(millions of 2002 pesos)
$ Incidence to Sales


$596.8
$585.4

Net Profit

Geo's operating improvements extended all the way to the Bottom Line in 2002. Net Profit showed a healthy 22.9% increase, moving from $296.7 million in FY2001 to $364.6 million in 2002, and pushing Net Margin up from 6.0% in 2001 to 6.7% in 2002. Per-Share Earnings grew from 2.95 to 3.51 pesos for the year 2002.

	2001	2002	Change	%
Earnings before Taxes	445.4	594.7	149.3	33.5%
Income Tax & PTU	143.3	211.7	68.4	47.8%
Continued Operations	302.2	383.1	80.9	26.8%
Discontinued Operations	-11.5	0.0	11.5	-100.0%
Minority Interest	-6.0	18.4	24.4	-408.4%
NET PROFIT	296.7	364.6	68.0	22.9%

Personnel

Geo's efforts to structure the Company in the most efficient way possible, without compromising Quality, continue to produce results. Even as the Company expanded production, Geo was able to reduce its headcount of manual workers by 12.8% during 2002. As of December 31, Corporación Geo had a manual labor force of 6,316. The number of non-unionized administrative and fixed personnel was 3,297, representing an increase of 5.3% in comparison to December 2001.

Geo's Shares Repurchase Program Operations

Since October 2001, Geo's Board of Directors decided to start operations in a fund which could buy its own shares with the principal purpose of supporting the Stock Liquidity even buying or selling.

During 2001, the Shares Repurchase Program bought 3,175,000 shares, and sold 2,197,600 shares. The number of shares that were in the Shares Repurchase Program on December 31, 2002 was 1,034,500, and the number of circulating shares to December 31, 2002 was 102,392,313.



Miguel Gómez Mont
Chief Executive Officer



Víctor Segura
Chief Financial Officer

Margins Geo 2002

Capitalizing Interest Expenses
Without Capitalizing Interest Expenses



30.4%
26.2%
19.7%
15.5%

EBITDA

(millions of 2002 pesos)
$ Margin



$1,170.9
$1,028.4
20.7%

Net Profit

(millions of 2002 pesos)
$ Margin



$364.6
$296.7

Geo's improvements in Working Capital Management, Collections, Production Efficiency, and Cost Control continue to result in significant improvements in the Company's Financial Structure. Driven by a strong generation of Operating Free Cash Flow, Geo's Balance Sheet at the end of 2002 showed lower levels of Debt and a reduced Risk Profile, and Financial Ratios well within the Company's comfort zone.

stronger financial position day by day

Geo was able to surpass its own goals – and Market expectations – in nearly every financial category during 2002. The year-end Accounts Receivable to Sales ratio of 47.6% was well below Management's target of 50%, Geo's Industry-leading Inventory turnover days fell to 148 compared to 164 in 2001, and the close to 25% reduction in Net Debt significantly reduced Geo's Leverage, giving the Company a sound financial foundation from which to grow.

Free Cash Flow

Having passed through explosive growth in the 1990s, followed by the Consolidation phase of 1999-2001, Geo has now entered a phase of Sustainable, Profitable Growth, in which the Company's main objective is to achieve moderate EBITDA growth, with positive Free Cash Flow and a stable or improving financial structure. Geo succeeded in this effort in 2002, generating $509.3 million pesos in Free Cash Flow, up from $110.1 million in 2001, and much better than Management's original target of neutral to positive $100 million.

According to the typical Revenues Seasonality, the generation of the Company's Free Cash Flow quarter over quarter behaved as follows: during the period of 2002 from January to March the generation of Free Cash Flow was negative of $253.4 millions, from January to June was negative $376.9 millions, from January to September the generation was negative $140.2 millions, and at the end of the year 2002 the generation totalized a positive of $509.3 millions.

Cash & Cash Equivalents

Geo had a record high Cash Balance at the end of 2002, in the amount of $856.1 million pesos, an increase of 18.6% over the year before. It is important to note that the level of Cash registered at the end of the fourth quarter of 2001 was extraordinary because of the $95 million pesos that the Company held in cash to pay down the last part of its Eurobond. Without considering this effect, the Cash level would be up 36.6% compared to last year.

Free Cash Flow Year on Year Comparison	2001	2002	Change	%	2001	2002	Change	%
	(millions of 2002 pesos)				(in millions of US dollars)			
SOURCES								
EBITDA	1,028.4	1,170.9	142.5	13.9%	106.1	112.2	6.1	5.7%
Interest Income	45.9	31.9	-14.0	-30.6%	4.7	3.1	-1.7	-35.5%
TOTAL SOURCES	1,074.3	1,202.8	128.5	12.0%	110.8	115.2	4.4	3.9%
USES								
Interest Expenses	-559.5	-506.5	53.0	-9.5%	-57.7	-48.5	9.2	-16.0%
Working Capital	-188.9	45.8	234.7	-124.2%	-19.5	4.4	23.9	-122.5%
Inventory	-7.0	-128.6	-121.6	1,736.9%	-0.7	-12.3	-11.6	1,605.4%
Capex	-0.3	-150.2	-149.9	53,203.5%	-0.0	-14.4	-14.4	49,388.6%
Other	-10.0	-92.2	-82.3	826.2%	-1.0	-8.8	-7.8	759.9%
FX	17.5	-4.6	-22.1	-126.1%	1.8	-0.4	-2.2	-124.2%
Inflation Adjustment	24.1	16.2	-8.0	-32.9%	2.5	1.6	-0.9	-37.7%
Taxes	0.0	0.0	0.0	0.0%	0.0	0.0	0.0	0.0%
Recoverable Credit Rights	-240.2	126.5	366.7	-152.7%	-24.8	12.1	36.9	-148.9%
TOTAL USES	-964.2	-693.5	270.7	-28.1%	-99.5	-66.4	33.0	-33.2%
FREE CASH FLOW	+110.1	+509.3	+399.2	+362.4%	+11.4	+48.8	+37.4	+329.3%

Collections and Accounts Receivable

The Accounts Receivable to Sales ratio, was 47.6% for 2002. This was the fourth consecutive year that Geo was able to improve this ratio, a clear sign of the success of Management's efforts to tie Production to Collection flows throughout the Company.

Working Capital Management

As a result of the implementation of strategies to improve the Company's management of Working Capital, the rotation of Inventory plus Accounts Receivable and the Inventory turnover have shown a solid improvement over the past few years and have set historical best during 2002. It should be noted that despite Geo's larger volumes compared to its competitors, these indicators are Industry-leading.

Inventories and Land Bank

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the Company to diminish Working Capital needs, the level of Inventories at the end of the year presented was 1.4% lower than the year earlier.

Free Cash Flow
(millions of 2002 pesos)



$509.3
$110.1

Quarterly Accumulated Free Cash Flow 2001-2002
(millions of 2002 pesos)



$509.3
$110.1
-$102.7
-$131.4
-$140.2
-$253.4
-$376.9

Cash & Cash Equivalents
(millions of 2002 pesos)



$856.1
$721.7

Accounts Receivable to Sales


56.9%
57.9%
57.8%
50.3%
47.6%

Inventory + Accounts Receivable Turnover
(days)


318
314
305
309
283

Inventory Turnover
(days)


164
149
148
139
133

A strategic objective of Management is to maintain a minimum of two years' worth of production available in Land Bank, through different schemes of acquisition and insurance of land. In this way, the Company looks to diminish Working Capital needs and land ownership risk.

As of December 2002, Land Bank of homes to be developed and collected, reached a total of 935.9 hectares, or the equivalent of 85,085 Affordable Entry-Level units, as a consequence of the combination of Geo-owned land, options agreements and the "Land Outsourcing" scheme representing potential future Revenues of over $20.0 billion pesos. This Land Bank is worth three years of production, and thanks to Management's strategy to secure access the land using the resources of strategic partners, represents a low financial cost and a limited ownership risk for Geo.

Net Debt and Financial Liabilities

In accordance with the Management objective of reducing the Company's leverage, and facilitated by the generation of Cash Flow, in 2002 Net Debt presented a significant decrease of 24.7% or $430.8 million pesos, ending the year at $1,312 million pesos compared to the $1,743 million at the end of 2001. Similarly, Total Financial Liabilities decreased by 12% over the year, standing at $2,168 million pesos.

The foreign exchange risk of Geo's Debt was virtually eliminated in 2002. The dollar exposure of Geo's Debt as of December only represented 4.0% of the total Debt of the Company.

As a result of these achievements, all of the financial ratios showed improvements during the year. Interest Coverage moved from 1.8 at the end of 2001 to 2.3 at 2002. Net Debt to Equity (after deferred taxes) ratio fell for the fifth consecutive year, ending 2002 at 26.1%, down considerably from the 34.5% figure at the end of 2001.

Debt Indicators	2001	2002	Change	
			Amount	%
Net Debt	1,742.8	1,312.0	(430.8)	-24.7%
Net Debt to Capitalization Ratio	41.0%	32.7%	-8.2	-20.0%
Net Debt to Capitalization Ratio without def. tax	34.5%	26.1%	-8.3	-24.2%
Short-Term Debt to Total Debt	62.5%	65.9%	3.4	5.4%
Long-Term Debt to Total Debt	37.5%	34.1%	-3.4	-9.0%
US Dollar debt to Total Debt	10.8%	4.0%	-6.8	-62.9%
Pesos Debt to Total Debt	89.2%	96.0%	6.8	7.6%
Liquidity (CA/CL)	2.27	2.19	-0.1	-3.3%
Acid Test (CA-Inv/CL)	1.53	1.51	-0.0	-1.1%

Total Financial Liabilities	2002		Average	Average
	Amount	Total %	Cost	Rate
Bridge Loans TIIE	876.6	40.5%	TIIE + 2.3	11.4%
Bridge Loans UDIS	16.9	0.8%	UDIS + 8.5	14.9%
Direct Loans	135.4	6.3%	TIIE + 3.0	11.7%
Local Commercial Paper	46.4	2.1%	TIIE + 2.25	10.7%
Leasing	3.9	0.2%	TIIE + 1.5	9.9%
Medium Term Notes in Pesos P001	300.0	13.9%	CETES + 4.0	11.8%
Medium Term Notes in Pesos P002 & P003	700.0	32.3%	TIIE + 3.0	11.4%
Eurocommercial Paper	41.8	1.9%	7.0%	7.0%
Others	45.0	2.1%	9.1%	9.1%
AVERAGE COST OF DEBT	2,166.0	100%	11.4%	

* Without considering banking commissions, issuance expenses and FOVI and INFONAVIT

Inventory & Land Bank

Land Inventories
Materials
Projects in Process

	01	02
Total	1,655.7	1,632.5
	691.8	831.5
	174.7	202.6
	789.2	598.4

(in millions of 2002 pesos)

Land Bank 2002

Owned
Land Outsourcing
Optioned



14,716
18,665
51,704

Total: 85,085 Homes

In addition, the Company has more than $3,995.1 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo. From the $3,995.1 million pesos in lines of credit that are available and not used $2,690.3 million correspond to available lines of credit under the Bridge Loan financing vehicle while the remaining $1,304.8 million is composed of Credits for Land Purchasing, direct Credits, Commercial Paper, Euro Commercial Paper, the Medium-Term Notes program and Leasing. This availability in lines of credit ensures enough Working Capital for the Company to build more than 25,600 Houses.

It is important to note that 41.3% of Company's Debt is under the "Bridge Loan" financing vehicle. Due to its nature, the Bridge Loan should be considered as Working Capital, because of the low risk that it represents for the Company: building execution and collection of the project.

The maturity of a Bridge Loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each Bridge Loan is the physical project that it is financing, and the Company signs a new Loan for every single project. In addition, the Company's Liabilities in the 60 active Bridge Loans are covered 2.9 times by the Accounts Receivable.

Miguel Gómez Mont
Chief Executive Officer

Víctor Segura
Chief Financial Officer

examiner's report

To the Stockholders of Corporación GEO, S.A. de C.V.

In my capacity as Examiner, in compliance with the provisions of article 166 of the Mexican General Corporate Law and the bylaws of Corporación GEO, S.A. de C.V., I submit my report on the accuracy, sufficiency and fairness of the consolidated information presented to you by the Board of Directors relative to the Company's operations for the year ended December 31, 2002.

I, or in my absence the Alternate Examiner, attended the stockholders' meetings, Board of Directors' meetings and Audit Committee meetings to which I was summoned, and gathered from the directors and administrators all information on operations, documentation and records which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company, and considered by the administrators to prepare the consolidated information which they have presented at this meeting, are adequate and sufficient, and were applied consistently with the prior year. Consequently, such consolidated information reflects truthfully, fairly and sufficiently, the consolidated financial position of Corporación GEO, S.A. de C.V. as of December 31, 2002 and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico.



C.P.C. Joaquín Gómez Alvarez
Examiner

Mexico City
February 21, 2003

independent auditors' report

Deloitte & Touche

To the Board of Directors and Stockholders of CORPORACION GEO, S. A. de C. V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CORPORACION GEO, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPORACION GEO, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.



C.P.C. Ramón Arturo García Chávez

Deloitte Touche Tohmatsu

Mexico City, Mexico
February 21, 2003

CORPORACIÓN GEO, S. A. DE C.V. AND SUBSIDIARIES

consolidated balance sheets

December 31, 2002 and 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and temporary investments	Ps. 856,086	Ps. 721,693
Accounts receivable – Net (Note 4)	2,593,147	2,502,809
Real estate inventories (Notes 5 and 11)	1,454,457	1,531,704
Other current assets (Note 6)	183,234	119,193
Total current assets	5,086,924	4,875,399
RECOVERABLE CREDIT RIGHTS (Note 8)	154,876	281,413
REAL ESTATE INVENTORIES (Notes 5 and 11)	178,008	124,029
INVESTMENTS IN ASSOCIATED COMPANIES (Note 7)	177,053	70,991
PROPERTY AND EQUIPMENT - Net (Note 9)	731,308	758,776
OTHER ASSETS (Note 10)	107,359	143,117
TOTAL Ps.	6,435,528	Ps. 6,253,725
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to financial institutions (Note 11)	Ps. 1,074,916	Ps. 1,416,235
Current portion of long-term debt (Note 14)	353,480	123,904
Payables to suppliers of land - current portion (Note 12)	232,844	145,759
Payables to other suppliers	550,411	384,155
Taxes payable and other current liabilities (Note 13)	187,663	170,381
Employee statutory profit-sharing payable	2,074	7,395
Total current liabilities	2,401,388	2,247,829
PAYABLES TO SUPPLIERS OF LAND (Note 12)		21,041
LONG-TERM DEBT (Note 14)	739,702	924,388
DEFERRED INCOME TAX (Note 22)	599,703	547,524
Total liabilities	3,740,793	3,740,782
COMMITMENTS AND CONTINGENCIES (Note 25)		
STOCKHOLDERS' EQUITY (Note 15):		
Common stock	383,182	383,616
Additional paid-in capital	2,309,448	2,309,448
Reserve for repurchase of shares	220,227	216,485
Retained earnings	2,491,263	2,126,615
Insufficiency in restated stockholders' equity	(2,168,511)	(2,045,732)
Cumulative effect of deferred income tax	(583,432)	(583,432)
Cumulative translation effects of foreign entities	2,750	3,171
Majority stockholders' equity	2,654,927	2,410,171
Minority stockholders' equity (Note 17)	39,808	102,772
Total stockholders' equity	2,694,735	2,512,943
TOTAL	Ps. 6,435,528	Ps. 6,253,725

See accompanying notes to consolidated financial statements.

consolidated statements of income

Years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002, except per share amounts)

	2002	2001
REVENUES:		
Real estate development (Note 19)	Ps. 5,377,117	Ps. 4,923,524
Construction	68,182	55,014
	5,445,299	4,978,538
COSTS:		
Real estate development (Note 20)	3,981,835	3,657,670
Construction	36,238	23,970
	4,018,073	3,681,640
Gross income	1,427,226	1,296,898
SELLING AND ADMINISTRATIVE EXPENSES	585,396	596,837
INCOME FROM OPERATIONS	841,830	700,061
NET COMPREHENSIVE FINANCING COST:		
Interest income	(31,892)	(45,940)
Interest expense (Note 21)	205,103	228,212
Exchange loss (gain) - Net	4,571	(17,531)
Monetary position loss	56,359	78,351
Total net comprehensive financing cost	234,141	243,092
OTHER EXPENSES - Net	32,971	29,626
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE, AND EQUITY IN INCOME OF ASSOCIATED COMPANIES	574,718	427,343
INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE (Note 22)	211,678	143,249
EQUITY IN INCOME OF ASSOCIATED COMPANIES (Note 7)	20,028	18,101
INCOME FROM CONTINUING OPERATIONS	383,068	302,195
DISCONTINUED OPERATIONS (Note 23)		(11,497)
CONSOLIDATED NET INCOME	Ps. 383,068	Ps. 290,698
Net income of majority stockholders	Ps. 364,648	Ps. 296,671
Net income (loss) of minority stockholders (Note 17)	18,420	(5,973)
CONSOLIDATED NET INCOME	Ps. 383,068	Ps. 290,698
Earnings per share of majority stockholders (Note 24):		
From continuing operations	Ps. 3.64	Ps. 3.06
Including discontinued operations		2.95

See accompanying notes to consolidated financial statements.

consolidated statements of changes in stockholders'

December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	Common Stock	Additional Paid-in Capital	Reserve for Repurchase of Shares	Retained Earnings
BALANCE, JANUARY 1, 2001	Ps. 383,819	Ps. 2,309,448		Ps. 2,045,315
Build-up of reserves for repurchase of shares			Ps. 215,438	(215,438)
Repurchase of proprietary shares	(216)		1,047	
Comprehensive income				296,671
Contributions of minority interest and other	13			67
BALANCE, DECEMBER 31, 2001	Ps. 383,616	Ps. 2,309,448	216,485	Ps. 2,126,615
Issuance of common stock	3,308			
Repurchase of proprietary shares	(3,742)		3,742	
Comprehensive income				364,648
Minority stockholders' withdrawal				
BALANCE, DECEMBER 31, 2002	Ps. 383,182	Ps. 2,309,448	Ps. 220,227	Ps. 2,491,263

See accompanying notes to consolidated financial statements.

equity

Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Cumulative Translation Adjustment	Minority Stockholders' Equity	Total (Note 14)
Ps. (1,838,207)	(583,432)	Ps. (169)	Ps. 96,525	$ 2,413,299
				831
(207,525)		3,340	(5,973)	86,513
			12,220	12,300
Ps. (2,045,732)	Ps. (583,432)	Ps. 3,171	Ps. 102,772	Ps. 2,512,943
				3,308
(122,779)		(421)	18,420	259,868
			(81,384)	(81,384)
Ps. (2,168,511)	Ps. (583,432)	Ps. 2,750	Ps. 39,808	Ps. 2,694,735

consolidated statements of changes in financial position

Years ended December 31, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Income from continuing operations	Ps. 383,068	Ps. 302,195
Items that did not require (generate) resources:		
Depreciation and amortization	100,211	99,470
Seniority premiums	645	(144)
Equity in income of associated companies	(20,028)	(18,101)
Deferred income tax	131,773	(66,394)
Preoperating expenses amortization	19,644	20,676
Gain from sale of shares		(3,097)
Gain from sale of plant and equipment	680	(860)
	615,993	333,745
Changes in current assets and liabilities:		
Accounts receivable	(219,857)	120,264
Recoverable credit rights	126,536	(240,198)
Inventories	(172,176)	(7,079)
Other current assets	(71,448)	95,691
Payables to suppliers	238,399	15,278
Tax on assets paid	(60,383)	(77,221)
Taxes payable and other current liabilities	23,624	(129,617)
Employee statutory profit-sharing payable	(5,321)	(3,611)
	(140,626)	(226,493)
Net resources generated by operating activities before discontinued operations	475,367	107,252
Loss from discontinued operations		(11,497)
Net resources generated by operating activities	475,367	95,755
FINANCING ACTIVITIES:		
Net borrowings – long-term	(294,372)	25,270
Net borrowings – short-term	110,135	(18,703)
Increase in stockholders' equity	3,308	831
(Withdrawal) contributions of minority stockholders' equity	(81,384)	12,300
Cumulative translation adjustment	(421)	3,340
Net resources (used in) generated by financing activities	(262,734)	23,028
INVESTING ACTIVITIES:		
Investment in plant and equipment	(68,718)	(9,144)
Increase in stockholders		19,465
Effect of deconsolidation	(1,723)	
Investment in shares and other	(7,799)	(10,603)
Net resources (used in) investing activities	(78,240)	(282)
CASH AND TEMPORARY INVESTMENTS:		
Increase	134,393	118,511
Beginning of year	721,693	603,182
End of year	Ps. 856,086	Ps. 721,693

See accompanying notes to consolidated financial statements.

notes to consolidated financial statements

Years ended December 31, 2002 and 2001
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2002)

1. NATURE OF BUSINESS

CORPORACION GEO, S. A. de C. V. ("GEO") is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing developments constructed primarily in Mexico.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructure improvements required for each housing development, (iv) designing, constructing and marketing housing developments, and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

On December 9, 1997 GEO entered into a partnership with Beazer Homes USA, a company engaged in the United States housing sector. The signing of this partnership created the subsidiary company Geo- Beazer, which commenced operations in 1998. In September 2000, the Board of Directors of Geo-Beazer L. P., agreed to shut down its operations. The operating results of the discontinued subsidiary are presented as discontinued operations, the effects of which are described in Note 23. The liquidation of such company was concluded in 2002.

Operating cycle – The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the sector.

In recent years the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year. Marketing and sales also intensify significantly after the first quarter of the year. As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variances in its results of operations.

Although income from the sale of affordable entry-level homes is recognized by the percentage- of-completion method, proceeds from such sales are not actually received by the Company from home buyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities though bridge loans (i.e., loans from commercial bank secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

Mexican housing financing system - The financing system for Mexico's housing market is segmented into four institutional groups as follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:
  - Instituto Nacional del Fondo de la Vivienda para los Trabajadores (INFONAVIT), for private sector employees,
  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSTE), for public sector employees, and
  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam), for military personnel.

- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.

- A public housing fund, Fondo de Operación y Financiamiento Bancario a la Vivienda (FOVI), managed by Banco de Mexico. FOVI provides financing with funds from the World Bank, the Mexican Government and FOVI's own funds through commercial banks and the Sociedades Financieras de Objeto Limitado ("Sofoles"). Sofoles are entities incorporated with charters as mortgage banks.

- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

The Company's real estate development revenues and costs are attributable to certain of the above financing sources. The types of financing provided to buyers of homes constructed by the Company are described below:

- **INFONAVIT Line II** – INFONAVIT currently offers four credit lines, on which basis the Company operates under Line II. INFONAVIT Line II grants mortgage financing to qualified rights-holders wishing to buy a finished home. INFONAVIT also request proposals from developers for housing projects. Once the proposed project is approved, the developer signs a contract with the INFONAVIT, which undertakes to grant the mortgage financing to the qualified homebuyers identified by the developer.

- In 1997 the INFONAVIT instituted a new program under Line II (The INFONAVIT SOC program) in which workers take part in a draw to obtain a certificate which grants them an INFONAVIT mortgage, subject to compliance with that Institution's requirements.

- **FOVI** - FOVI generally provides mortgages to homebuyers within multiple-unit housing developments. Access to FOVI funding for a home is initiated by the housing developer. FOVI financing is available for homes built by the Company and sold to qualified homebuyers that earn a minimum of 3.2 to 15 times the annual minimum wage. Borrowers are required to make a down payment equal to the difference between the mortgage amount and the purchase price of the home, with a current minimum, in the case of affordable housing, of 10% of the purchase price.

- **Co-financings**- Mortgages provided jointly by INFONAVIT and commercial banks.

2. BASIS OF PRESENTATION

a. Consolidation of financial statements - The consolidated financial statements include the accounts of GEO and its subsidiaries and those of its joint ventures when the Company acts as active associate, and the trusts which the Company controls; for those companies in which the Company exerts shared control, the proportional consolidation method is used. Material intercompany balances and transactions have been eliminated in consolidation.

b. The Company entered into certain agreements, for the purpose of developing low-income housing units. The Company contributes to the design and construction of the housing units and the other parties (various individual interests in the joint venture or trust contracts) provide the land for building the housing units. These interests are shown in these consolidated financial statements under minority interest. Under these agreements, the first 8.5% to 10% of the selling price is distributed to the other party as consideration for the land contributed.

As of December 31, 2002 and 2001, the Company had the following consolidated subsidiaries:

	Ownership Percentage 2002 %	2001 %
Domestic:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C.V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V.	100	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V. (1)		100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V. (1)		100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99
International:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A. (3)		50
Inmobiliaria Geosal, S. A. (3)		50
Agrícola las Vizcachas Limitada (3)		50
Geo Beazer, L. P. (liquidated in 2002)		51

(1) Companies merged into GEO´s subsidiaries at December 31, 2002

(2) Liquidated during 2002

(3) See Note 3.a

As of December 31, 2002 and 2001, GEO had a minority interest in the following entities:

Percentage	Minority Ownership 2002 %	2001 %
Hipotecaria su Casita, S. A.	8.86	12.00
Centro de Investigación y Documentación de la Casa, S. C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.00	3.00
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00
Constructora Geosal, S.A.	49.00	
Inmobiliaria Geosal, S.A.	49.00	
Agrícola las Vizcachas Limitada	49.00	

c. Translation of financial statements of foreign subsidiaries – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the earnings were generated for retained earnings and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

d. Discontinued operations - Due to the closing of operations of GEO-Beazer L. P. as mentioned previously, the results of operations of this organization appear separately as discontinued operations in the statements of income for the year ended December 31, 2001 (see Note 23).

e. Comprehensive income (loss) – Comprehensive income (loss) presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with MEX GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2002 and 2001, the other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, the translation effects of foreign entities, and the net income (loss) of minority stockholders.

f. Reclassifications - Certain reclassifications have been made to the 2001 consolidated financial statements to conform to 2002 presentation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico (MEX GAAP), which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. Comparability – Desconsolidation of subsidiaries – In 2002, the Company sold one percent of the common stock of its investment in Constructora Geosal, Inmobiliaria Geosal and Agrícola las Vizcachas. Until December 31, 2001, the Company used the proportional consolidation method to account for its investments as it maintained joint control over the governance policy of such investments. At December 31, 2002 such investments are recognized using the equity method. Condensed financial information, presenting the Company's ownership at December 31, 2001, is summarized below:

	December 31, 2001
Balance sheet:	
Current assets	Ps. 183,356
Other assets	28,978
Total liabilities	(124,748)
Stockholders' equity	Ps. 87,586
	Year ended December 31, 2001
Statement of operations:	
Revenues	Ps. 108,095
Costs and expenses	(109,068)
Provisions	(485)
Net loss	Ps. (1,458)

b. Recognition of the effects of inflation – The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2002 and, therefore, differ from those originally reported in the prior year.

c. Temporary investments – Temporary investments are stated at the lower of acquisition cost plus accrued yields or at market value.

d. Real estate inventories – Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor and direct and indirect expenses incurred in the Company's construction activities. Theses amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

e. Investments in associated companies and joint ventures – Investment in associated companies and joint ventures are accounted for using the equity method when the Company has significant influence (generally an ownership interest between 10% and 50%) and does not control the associated Company or joint venture.

f. Property and equipment – Expenditures for buildings, machinery and equipment, including renewals and improvements which extend useful lives, are capitalized. This investment is restated using the National Consumer Price Index (NCPI). Foreign plant and equipment of Mexican subsidiaries are restated by applying the consumer price index of the country of origin to the value of the assets denominated in the foreign currency, which is then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method, based on the remaining useful lives of the related assets. Depreciation commences in the month in which the asset is put into use. Useful lives are as follows:

	2002	2001
Buildings	37	38
Machinery and equipment	11	12
Vehicles	4	4
Computers	3	4
Furniture and fixtures	10	10
Installation expenses	5	5

g. Installation expenses – The Company capitalizes all investments related to sales centers, which are restated using the NCPI and amortized by the straight-line method over five years.

h. Tools – Tools are stated at the acquisition cost. This cost is restated using the NCPI and amortized by the straight-line method over three years.

i. Preoperating costs – Preoperating costs are included in other assets and represent expenditures incurred in developing new domestic and international products, including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they start the process of construction by applying the straight-line method over five years.

j. Debt issuance costs – Costs related to the issuance of debt are recorded at cost, restated using the NCPI and are amortized as interest expense over the life of the related debt.

k. Commissions payable – Commissions payable to agents are recognized as expense when the related sales are recorded.

l. Warranty reserves – Estimated future warranty obligations related to homes sold are recognized as expenses in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

m. Employee retirement obligations – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

n. Income tax, asset tax and employee statutory profit-sharing – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are unlikely to be realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

o. Foreign currency balances and transactions – Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

p. Insufficiency in restated stockholders' equity – Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets which resulted from restating certain nonmonetary assets above (below) inflation less the related deferred income tax effect.

q. Revenue and cost recognition – Revenues from the Company's real estate development activities are recorded pursuant to the "percentage-of-completion" method, in accordance with the number of equivalent units and based on the costs incurred in each project or development. Through December 31, 2001, the calculation was based on the percentage of actual costs incurred compared to the total amount of estimated costs. This modification does not represent a change in the revenue recognition policy, but only a modification in the way progress is calculated. The effect of this change reduced gross income by Ps. 1,633 in 2002, which in percentage terms is 0.1% of such gross income.

For real estate development and housing construction projects, the Company begins applying the percentage-of-completion method for costs and revenues arising from its real estate development activities when the following conditions have been met:

- The homebuyer has made the required down payment (normally 10% of the price of the home),
- The homebuyer has signed the underlying sales contract, and
- The homebuyer has submitted all required documents to the mortgage lender and the Company has independently verified that the buyer has met minimum requirements to be approved as a qualifying recipient of an INFONAVIT or FOVI mortgage.

After compliance with the above conditions, a sale is considered to have been made. Revenues are calculated in proportion to the percentage of completion of the development and, further, on the basis of the percentage of homes sold to total homes in the development. The Company's experience has been that 97% of the applications have been ultimately approved by the respective mortgage lender. Additionally, in the case of INFONAVIT loans, rejected applications are substituted with other potential homebuyer applications which have previously been submitted to INFONAVIT, and which the Company has on a waiting list. The Company has a reserve in the amount of Ps. 7,758 and Ps. 7,097 at December 31, 2002 and 2001, respectively, for contract cancellations.

For construction contracts not including development activities, the Company applies the percentage-of-completion method to costs and revenues related to its construction contracting activities upon commencement of such activities under the relevant contract, based on contracted unit prices.

Real estate development and construction costs include all direct material and labor and indirect costs related to the respective projects. General and administrative costs are charged to expenses when incurred. Provisions for estimated losses on uncompleted developments and contracts are created in the period when losses are determined.

Revenues earned on contracts in progress in excess of billings are included in current accounts receivable as costs and estimated income in excess of billings on uncompleted contracts.

r. Monetary position loss - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

s. Earnings per share - Basic earnings per ordinary share is calculated by dividing consolidated net income of majority stockholders by the weighted average number of shares outstanding during the year.

4. ACCOUNTS RECEIVABLE

	2002	2001
Unbilled revenues on developments in progress (1)	Ps. 2,578,517	Ps. 2,411,230
Reserve for cancellation of contracts (2)	(7,758)	(7,097)
Total real estate development activities	2,570,759	2,404,133
Cost and estimated income in excess of billings on uncompleted contracts	12,128	15,469
Billings on contracts	16,147	14,460
Funds retained	3,302	21,606
Notes receivable and other	17,201	47,141
Allowance for doubtful accounts	(26,390)	
Total construction and other accounts receivable	22,388	98,676
	Ps. 2,593,147	Ps. 2,502,809

(1) Unbilled revenues on development in progress according to type of mortgage are as follows:

	2002	2001
FOVI	$ 603,373	$ 484,399
Line II and INFONAVIT auctions	1,975,144	1,797,529
Domestic operation	2,578,517	2,281,928
International operation		129,302
	$ 2,578,517	$ 2,411,230

(2) This reserve consists of the following:

	2002	2001
Sales	Ps. (15,993)	Ps. (14,633)
Cost	8,235	7,536
Total	Ps. (7,758)	Ps. (7,097)

5. REAL STATE INVENTORIES

	2002	2001
Construction in progress	Ps. 585,277	Ps. 756,505
Land for development	831,478	691,856
Construction material	202,601	174,730
Advances to suppliers	13,109	32,642
	1,632,465	1,655,733
Non-current	(178,008)	(124,029)
	Ps. 1,454,457	Ps. 1,531,704

6. OTHER CURRENT ASSETS

	2002	2001
Recoverable taxes	Ps. 18,481	Ps. 52,699
Sundry debtors	117,368	20,723
Prepaid expenses	47,385	43,786
Other		1,985
	Ps. 183,234	Ps. 119,193

7. INVESTMENTS IN ASSOCIATED COMPANIES

	2002		2001
Investment in associated companies is as follows:			
Hipotecaria su Casita, S. A.	Ps.	82,557	Ps. 71,249
Centro de Investigación y Documentación			
de la Casa, S. C.		287	326
Destino Electrónico, S. A. de C. V.		(95)	(92)
Ultima Comunicaciones, S. A. de C. V.		(624)	(492)
Grupo Geosal		94,928	
	Ps.	177,053	Ps. 70,991

Equity in income of associated companies is as follows:

	2002		2001
Hipotecaria su Casita, S. A.	Ps.	18,877	Ps. 12,314
Centro de Investigación y Documentación			
de la Casa, S. C.		(18)	20
Destino Electrónico, S. A. de C. V.		(8)	(64)
Ultima Comunicaciones, S. A. de C. V.		(288)	(518)
Grupo Geosal		1,465	
Total equity income	Ps.	20,028	Ps. 18,101

8. CREDIT RIGHTS - SECURITIZATION OF FUTURE CREDIT RIGHTS

In 2000, subsidiaries of GEO established a revolving program to securitize the credit rights derived from their purchase-sale contracts, which are placed in a trust established for such purpose in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo. Nacional Financiera acts as the trustee. Through a public offering of Amortizable Ordinary Participation Certificates (CPOs) which includes the issuance of preferred and subordinated series of CPOs acquired by the general public and GEO, respectively, the trust obtains funds to purchase credit rights. Once credit rights are collected, new acquisitions of credit rights are made, taking into consideration the expiration of the CPO issue. Three issues of CPOs were carried-out in April and December 2000 and December 2001 for Ps.133,000, Ps.167,000 and Ps.100,000, respectively, which expire in April 2002, July 2004 and August 2005. The first issue was fully amortized on January 15, 2002.

GEO is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferred CPOs are paid at face value and generate interest for each of the three issues made, at an annual rate of 11.15%, 10.18% and 9.93%, respectively, which is charged to the trust's net worth. Using the resources obtained from the collection of credit rights, a fund (Aforo) is established in the trust to pay expenses and interest on the preferred CPOs. Once the preferred CPOs are fully paid, the remnant of the trust's net worth is used to pay the subordinated CPOs.

Early amortization of preferred CPO's, as established with the trust and subject to prior instructions from the Technical Committee to the trustee, will be made at face value when, among other reasons:

a. The trustors for any reason refuse to or cannot assign additional future credit rights to the trust to make permitted investments, and such eventuality is translated into the accrual of 50% in cash held in trust of the value of the principal of the preferred CPO's, and such situation remains in effect for 60 calendar days.

b. The future credit rights do not meet the eligibility criteria established in the trust issue affidavit.

	2002	2001
First issue – April 15, 2000		Ps. (133,000)
Second issue – December 7, 2000	Ps. (167,000)	(167,000)
Third issue – December 20, 2001	(100,000)	(100,000)
Aforo	(173,673)	(298,517)
Reinvestments	(962,247)	(211,143)
Securitized credit rights - total	(1,402,920)	(909,660)
Less: Collected portfolio of notarized houses	797,405	780,252
Securitized credit rights - net	(605,515)	(129,408)
Less: Work completed regarding credit rights	400,526	152,631
Less: Investments in subordinated CPOs	359,865	243,014
Credit rights - net	154,876	266,237
Restatement to purchasing power of December 31, 2002		15,176
Recoverable credit rights (Subordinated CPOs – Net)	Ps. 154,876	Ps. 281,413

9. PROPERTY AND EQUIPMENT

	2002	2001
Land	Ps. 72,510	Ps. 25,284
Buildings	123,607	53,311
Machinery and equipment	765,279	607,185
Computers	96,573	98,545
Furniture and fixtures	76,519	77,033
	1,134,488	861,358
Accumulated depreciation	(433,423)	(342,167)
	701,065	519,191
Land and buildings under capital lease		86,659
Equipment under capital lease		164,077
Accumulated amortization		(44,248)
		206,488
Installation costs	57,399	73,873
Accumulated amortization	(27,156)	(40,776)
	30,243	33,097
	Ps. 731,308	Ps. 758,776

10. OTHER ASSETS

	2002	2001
Domestic preoperating costs	Ps. 28,455	Ps. 45,074
International preoperating costs		16,114
Debt issuance costs	15,172	5,935
Tools and equipment	67,185	95,674
	110,812	162,797
Accumulated amortization	(15,247)	(31,966)
	95,565	130,831
Long-term receivables (1)	11,794	12,286
	Ps. 107,359	Ps. 143,117

(1) These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be made upto the year 2026; collection carried-out by INFONAVIT.

11. NOTES PAYABLE TO FINANCIAL INSTITUTIONS

	2002	2001
Denominated in Mexican pesos		
Mortgage bridge loans secured by real estate inventory; variable interest rates based on: TIIE plus 2% to 3.75% at December 31, 2002 and 2001	Ps. 876,184	Ps. 967,129
Commercial paper with various issue dates, due within a year of issuance and issued through Casa de Bolsa Bancomer, Banorte, Inverlat and Inbursa, discount rate of 10.56% at December 31, 2002 and 9.63% to 10.32% at December 31, 2001	46,381	90,903
Mortgage bridge loan secured by inventory; variable interest rates of 8.34% over UDI at December 31, 2002 and 2001	16,899	40,996
Notes payable, unsecured, with interest rates varying from 10.95% to 11.90% at December 31, 2002 and 15.00% to 18.34 at December 31, 2001, having various maturities under one year	135,452	238,878
Denominated in Chilean Pesos		
Mortgage bridge loans in the amount of 5,268,520,792 Chilean pesos; secured with real estate inventories, variable interest at the Development Unit (6.095%) plus 6.57% to 7.72% at December 31, 2001		78,329
	Ps. 1,074,916	Ps. 1,416,235

At December 31, 2002 the Company has credit lines available in the amount of $3,995,091.

a. TIIE - This is determined by the Mexican Central Bank. As of December 31, 2002 and 2001, the TIIE was 8.535% and 7.90%, respectively.

b. UDI - These are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI. Under a UDI-based loan, the borrower's nominal peso principal balance is converted to a UDI principal balance, and interest on the loan is calculated on the outstanding UDI of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDI at the stated value of the UDI on the day of payment. As of December 31, 2002, the UDI value was 3.225778 Mexican pesos (historical value).

c. PRIME –Prime is defined as the highest rate on a specific day among CETES (Treasury Bills) (6.98 % and 17.59% at December 31, 2002 and 2001, respectively), CPP (a rate determined by the Bank of Mexico), or TIIE.

12. PAYABLES TO SUPPLIERS OF LAND

The Company has executed several purchase and sale contracts for the following plots of land:

	2002	2001
Contract in which the total amount of the transaction was Ps. 84,152, with expiration in 2003.	Ps. 56,152	
Contract in which the total amount of the transaction was Ps. 35,384. Down payment of Ps. 20,000 at the time the deeds are executed and the remaining is payable within one year.	35,384	
Contract for the total amount Ps. 33,289, with expiration in 2003.	22,362	
Contract in which the total amount of the transaction was Ps. 31,500, with expiration in 2002.		Ps. 22,724
Contract for the total amount of the transaction was Ps. 2,864,250 per the following conditions: Payment of Ps. 2,004,975 with maturity when the deeds are prepared.		19,309
Contracts for the total amount of the transaction was Ps. 21,976 and with the following conditions: Payment of 20% when the deeds are prepared, and the difference within 45 calendar days after signing.		19,532
Contract in which the total amount of the transaction was Ps. 42,718, monthly payments up to April 30, 2002.		11,048
Other contracts for various plots of land with maturities of under one year.	118,946	94,187
Total	232,844	166,800
Current portion	(232,844)	(145,759)
Long-term portion	Ps. 0	Ps. 21,041

13. TAXES PAYABLE AND OTHER CURRENT LIABILITIES

	2002	2001
Taxes other than income tax	Ps. 62,246	Ps. 50,416
Provisions	58,704	41,620
Services and other	66,713	78,345
	Ps. 187,663	Ps. 170,381

14. LONG-TERM DEBT

Denominated in Mexican pesos:

		2002		2001
Medium term note payable, maturing August 7, 2003; variable interest at 13.38% and 23.01% at December 31, 2002 and 2001, respectively.	Ps.	300,000	Ps.	317,100
Medium term note payable, maturing January 27, 2005, variable interest at 13.38% and 13.65% at December 31, 2002 and 2001, respectively.		300,000		317,100
Medium-term note payable, maturing March 28, 2006, variable interest at 13.13% and 15.34% at December 31, 2002 and 2001, respectively.		135,000		142,695
Medium-term note payable, maturing April 26, 2006, variable interest at 11.75% and 13.20% at December 31, 2002 and 2001, respectively.		65,000		68,705
Medium-term note payable, maturing October 6, 2006, variable interest at 11.75% at December 31, 2002.		200,000		
Capital leases for machinery and equipment with variable interest rate equal to 1.5% above the TIIE rate at December 31, 2002 and 2001; various maturities.		3,924		14,143
Mortgage loan, secured by certain houses granted by Banco Bilbao Vizcaya, at a variable interest of 18% at December 31, 2002.		434		47
Denominated in U.S. Dollars:				
Euro commercial paper program for up to US$ 70,000,000. At December 31, 2002, US$4,000,000 has been issued at a fixed annual interest rate of 7%, maturing on April 4, 2003.		41,757		
Note payable to GE Capital for U.S$6,500,000; 19 quarterly installments of principal plus interest at 9.57% at December 31, 2002 and 2001; secured with aircraft.		44,957		48,513
Medium-term notes for US$50,000,000, 10% fixed annual interest rate; maturing May 23, 2002.				103,591
Denominated in Chilean Pesos:				
Loan with the Chilean Central Bank for $2,303,529,298 Chilean pesos; interest rate of 1.2% over the average active Bank Rate of 6.7% plus 1.2% at December 31, 2001.				34,509
		1,091,072		1,046,827
Less current portion of long-term debt		(353,480)		(123,904)
		737,592		922,923
Seniority premium		2,110		1,465
	Ps.	739,702	Ps.	924,388

Contractual maturities of long-term debt are as follows:

Year ending December 31,		Amount
2004	Ps.	37,592
2005		300,000
2006		400,000
	Ps.	737,592

15. STOCKHOLDERS' EQUITY

a. Majority stockholders' equity at historical and restated values at December 31, 2002 and 2001, respectively, is as follows:

	2002		
	Historical	Restatement	Restated
Common stock	Ps. 114,792	Ps. 268,390	Ps. 383,182
Additional paid-in capital	998,453	1,310,995	2,309,448
Reserve for repurchase of shares	215,011	5,216	220,227
Retained earnings	1,873,597	617,666	2,491,263
Insufficiency in restated stockholders' equity		(2,168,511)	(2,168,511)
Cumulative effect of deferred income tax	(528,707)	(54,725)	(583,432)
Cumulative translation adjustment	204	2,546	2,750
	Ps. 2,673,350	Ps. (18,423)	Ps.2,654,927

	2001		
	Historical	Restatement	Restated
Common stock	Ps. 112,788	Ps. 270,828	Ps. 383,616
Additional paid-in capital	998,453	1,310,995	2,309,448
Reserve for repurchase of shares	200,000	16,485	216,485
Retained earnings	1,486,534	640,081	2,126,615
Insufficiency in restated stockholders' equity		(2,045,732)	(2,045,732)
Cumulative effect of deferred income tax	(528,707)	(54,725)	(583,432)
Cumulative translation adjustment	924	2,247	3,171
	Ps. 2,269,992	Ps. 140,179	Ps.2,410,171

At December 31, 2002 and 2001, authorized common stock was 161,079,308 shares, of which 100,472,530 have been issued and paid for at such dates. The shares are no-par value common stock, are not subject to withdrawal and refer only to fixed capital. At December 31, 2002, the Company had 99,438,030 shares outstanding and 1,034,500 shares held in treasury.

b. Comprehensive income amounts in the statements of changes in stockholders' equity represent the Company's total activity during each period. It includes the consolidated net income of majority stockholders for the period, plus other comprehensive income items of the same period which are presented directly in stockholders' equity without affecting the statements of income, as established in accounting principles generally accepted in Mexico. In the 2002 and 2001, the other comprehensive income items are the losses from holding nonmonetary assets and the translation adjustment of foreign entities.

c. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

d. During the stockholders' extraordinary general meeting held on March 31, 1997, authorization was given to issue 5,000,000 new ordinary Series B shares at no par value, of which a part will be distributed to key personnel through a subscription of debentures convertible into shares, which were approved at that meeting, while another part will be held for future incentives. The purpose of this plan is to align the interest of the employees with those of the Company's stockholders, and also reward them for the Company's success.

With regard to this employee incentive plan, the Board of Directors submitted to the stockholders' meetings held in April 2001, the ratification of the form of payment of the bonuses for the group's key personnel relative to 2000, 1999 and 1998, by means of a plan based on the issue of convertible debentures.

e. At the Stockholders' and Board of Directors' extraordinary meetings held in April, May and August, 2001, the following was approved:

- The issuance of additional common stock up to $67,880 through the conversion of unsecured bonds into 60,606,778 GEO shares. It was agreed that 10,606,778 of the shares would be issued to GEO employees, as part of an incentive plan, for past, present and future incentives. The remaining 50,000,000 shares would be issued only under a "GEO takeover" according to resolutions to be made by the Board of Directors in future meetings.

- At the Board of Directors' meeting held on May 4, 2001, the term "GEO takeover" was defined. A GEO takeover is the attempted acquisition, attainment, offering or exchange of 30% or more of the Company's stock by one or more individuals or entities without the written approval of the Board of Directors. During such meeting, the procedure to exchange the 50,000,000 shares in case of a hostile takeover was also established. The Board of Directors would select the executives who would receive the shares. The executives would then conceal and transfer the shares to a trust. The shares in this trust would be distributed on a pro-rata basis among all current shareholders, except for those identified by the Board of Directors as responsible for the takeover. Such bylaw amendment would be valid only with prior authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, paragraph 7 of the New Securities Exchange Act published on June 1, 2001.

- In order to increase the number of shares of common stock due to the conversion of convertible debentures into shares, as explained in the previous paragraph, it was approved to increase the fixed part of common stock by the amount of $67,880 through the issuance of 60,606,778 common shares of Series "B," at no par value, to be deposited in the Company's treasury.

- The issuance of 5,000,000 shares was authorized for the employee incentive plan, as mentioned in the prior subsection "d". It was further agreed to cancel 1,481,485 unsubscribed shares. However, as mentioned in the first paragraph of this subsection "e," there were 10,606,778 unsubscribed shares for the purpose of the employee incentive plan. In September 2002, unsecured debentures were converted into 2,954,203 shares issued at par value of Ps. 1.12 (1 peso and 12 cents), generating a capital increase of Ps. 3,308. The balance of unsubscribed shares as of December 31, 2002 is 7,652,495.

  The compensation given to officers and employees will vest on the dates and in the percentages indicated below through a trust established for such purpose:

  July 4, 2003 – 40% of the shares
  July 4, 2004 – 30% of the shares
  July 4, 2005 – 30% of the shares

  The incentive plan for officers and employees is conditioned upon the following:

  - The employee or officer must remain at the Company for the time and under the terms indicated; otherwise, they accept and acknowledge that the value of their shares will be Ps. 1.12 (1 peso and 12 cents).

  - The acquisition rights derived from the shares vested in accordance with the aforementioned calendar will not have proportional affects for incomplete years, because such rights will only be generated, as the case may be, at the aforementioned dates.

- It was also agreed to cancel 9,125,293 shares issued in March 1997, which had not been subscribed or paid

- The Board of Directors of GEO agreed that if a fair and adequate tender offer (non-hostile) for the Company were received and accepted, this offer should be extended by the buying group to all the investors of the Company, in such a way that minority stockholders and the controlling group would have the opportunity to participate in such offering and sell their shares at the same price and under the same conditions. This type of protection to the minority stockholders is known in international stock markets as "Tag Along" rights.

- An increase in the reserve for the repurchase of shares was approved for an amount of Ps. 200,000 (historical pesos). At December 31, 2002, the Company had repurchased 1,034,500 shares.

f. The balances of the tax accounts of stockholders' equity at December 31 are as follows:

	2002	2001
Contributed capital account	Ps. 2,682,561	Ps. 2,682,561
Net tax income account	292	292
	Ps. 2,682,853	Ps. 2,682,853

16. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2002, the foreign currency monetary position of the Company's Mexican subsidiaries is as follows:

	Balances in Foreign Currency Balances	Mexican Peso (Thousands) Equivalent
U.S. Dollars:		
Assets	1,651	Ps. 17,232
Liabilities	(8,306)	(86,714)
Position - short	(6,655)	Ps. (69,482)

b. Foreign nonmonetary assets at December 31, 2002, were as follows:

Machinery and equipment is classified according to the currency of the primary countries of origin.

Machinery and equipment	Balances in Foreign Currency (Thousands)	MexicanPeso Equivalent
U.S. dollar	7,795	Ps. 81,378
French franc	64,481	107,618
Pound sterling	2,775	46,698
Italian lira	16,053,103	96,319
German mark	2,326	13,026
Spanish peseta	527,967	34,846

c. Exchange rates applied at period and at the date of the independent accountants' review report, respectively, are as follows:

	February 21, 2003	December 31, 2002	December 31, 2001
U.S. dollar - Central Bank	Ps. 10.9390	Ps. 10.4393	Ps. 9.1695
Euro	11.7750	10.7212	8.0589
Pound sterling	17.2770	16.8260	13.2600
Chilean peso	0.0013	0.0140	0.0140

17. MINORITY STOCKHOLDERS' EQUITY

Minority stockholders' equity at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Common stock	Ps. 90,892	Ps. 94,913
Accumulated deficit	(82,561)	(81,910)
Net income (loss)	18,420	(5,973)
Insufficiency in restated stockholders' equity	(2,406)	(1,854)
	24,345	5,176
Contributions from trustors (See Note 1)	15,463	97,596
	Ps. 39,808	Ps. 102,772

18. BIDDINGS AND CREDIT ASSIGNMENTS

Below is a reconciliation at December 31, 2002 that shows the number of houses related to approvals of Line II packages from INFONAVIT and auctions won to obtain financing for housing construction and guarantees by INFONAVIT and FOVI for granting credits to affiliated members to acquire housing.

Status of bids:

	Number of Houses
Balance, December 31, 2001	22,237
2002 bids	27,483
Less 2002 revenue units	(27,112)
Declined bids	(5,354)
Balance, December 31, 2002	17,254

19. REAL ESTATE DEVELOPMENT REVENUES

Real estate development revenues by type of mortgage are as follows:

	2002	2001
Line II and INFONAVIT auction	Ps. 4,121,693	Ps. 3,616,295
FOVI and FOVISSSTE	1,258,117	1,217,837
Revenue (cost) from cancellation (creation) of reserves	(2,693)	1,003
Domestic operations	5,377,117	4,835,135
International operations		88,389
	Ps. 5,377,117	Ps. 4,923,524

20. REAL ESTATE DEVELOPMENT COSTS

Real estate development costs by type of mortgage at December 31, 2002 and 2001, are as follows:

	2002	2001
Line II and INFONAVIT auction	Ps. 3,048,975	Ps. 2,679,853
FOVI and FOVISSSTE	931,444	904,742
Cost (revenues) from cancellation (creation) of reserves	(2,616)	(1,124)
Cost of guarantees and services	4,032	9,527
Domestic operations	3,981,835	3,592,998
International operations		64,672
Total	Ps. 3,981,835	Ps. 3,657,670

21. INTERES EXPENSE

	2002	2001
Interest and commissions paid	Ps. 188,462	Ps. 203,339
Amortization of cost of issuing medium-term commercial paper and recoverable credit rights	16,641	24,873
Total	Ps. 205,103	Ps. 228,212

22. INCOME TAX, ASSET TAX AND EMPLOYEE STATUTORY PROFIT-SHARING

In accordance with Mexican tax law, the Company is subject to asset tax (IMPAC) and income tax (ISR), which takes into consideration the taxable and deductible effects of inflation.

Through December 31, 2001, the Mexican ISR rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

GEO incurs consolidated ISR and IMPAC with its subsidiaries in the proportion which GEO owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which GEO owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both GEO and its subsidiaries are made as if GEO did not file a consolidated tax return.

a. Income tax and employee statutory profit-sharing expense consist of the following:

	2002	2001
Income tax expense (benefit):		
Current	Ps.	Ps. 16,919
Deferred	229,525	121,714
Effect of change in statutory rate on deferred ISR	(17,847)	
Employee statutory profit-sharing current		4,616
	Ps. 211,678	Ps. 143,249

reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various applicable rates beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

b. At December 31, 2002 and 2001, the main items comprising the liability balance of deferred income tax are as follows:

Deferred income tax liabilities:

	2002	2001
Accounts receivable	Ps. (1,031,609)	Ps. (981,298)
Property, plant and equipment	(167,181)	(182,628)
Inventories	(373,120)	(330,017)
Other	(24,097)	(26,906)
	(1,596,007)	(1,520,849)
Deferred income tax assets:		
Advances from customers	86,349	75,244
Provisions	8,840	18,017
Effects of tax loss carryforwards	727,972	767,331
	823,161	860,592
Recoverable asset tax	173,143	660,257
Net deferred liabilities	Ps. (599,703)	Ps. (547,524)

The deferred ISR effect from the c. At December 31, 2002 and 2001 there are taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liability of approximately Ps. 109,741 and Ps. 52,618 respectively, was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified permanent differences, mainly from restatement of fixed assets, which are expected to have an effect on profit- sharing generated in the future.

d. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized, can be recovered subject to certain conditions. As of December 31, 2002 restated amounts and expiration dates are as follows:

Loss Carryforward	Assets Tax	Year of Expiration
	Ps. 1,949	2003
Ps. 1		2004
108	2,931	2005
1,028,405	780	2006
433,622	1,732	2007
189,127	3,451	2008
51,657	33,590	2009
230,341	33,775	2010
149,208	35,715	2011
123,507	59,220	2012
Ps. 2,205,976	Ps. 173,143	

e. For the year ended December 31, 2002, the change in insufficiency in restated stockholders' equity, as shown in the accompanying statements of changes in stockholders' equity, is presented net of the effect of the related deferred income tax of $19,739.

23. DISCONTINUED OPERATIONS

Operating results of Geo Beazer, L. P. as described in Note 1, have been recorded as discontinued operations. Operating results were as follows:

	2001
Revenues	Ps. 14,936
Cost and expenses	(23,911)
Other revenues	2,522
Net results	Ps. (11,497)

24. EARNINGS PER SHARE

The amounts used to determine earnings per share for the years ended December 31, 2002 and 2001 were as follows:

	Income	2002 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 383,068		
Minority net income	18,420		
Majority income from continuing operations	364,648	100,001,051	Ps. 3.64
Net income of majority stockholders	Ps. 364,648		Ps. 3.64

	Income	2001 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 302,195		
Minority net loss	5,973		
Majority income from continuing operations	308,168	100,472,530	Ps. 3.06
Loss from discontinued operations	(11,497)	100,472,530	(0.11)
Net income of majority stockholders	Ps. 296,671		Ps. 2.95

25. COMMITMENTS AND CONTINGENCIES

The Company has labor lawsuits in the amount of Ps.10,415 at December 31, 2002 which it believes will be resolved favorably.

26. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-9 supersedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments" and establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. In January 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

The Company has not fully assessed the effects of adopting these two new accounting principles on its financial position and results of operations. However, as the provisions recorded and development expenses incurred are not significant, the Company's management believes that the adoption of such new principles will not have a material effect on its financial position and results of operations.

Corporación Geo is the Leading Housing Developer in Mexico and the largest Homebuilder in the Americas, as measured by Homes Sold. Geo is a fully integrated Homebuilder engaged in all aspects of Design, Development, Construction, Marketing, Commercialization and Delivery of Affordable and Middle-Class Housing Communities in Mexico.

company profile

Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is the most diversified Homebuilder in Mexico, with operations in 19 of the 32 Mexican states, which combined, contain approximately 70% of the Country's population. In addition, the brand name "Casas Geo", recognized by 9 out of 10 potential Customers, is definitely "Top of Mind" in its Market and the most recognized name in the Mexican Housing Industry.

As evidenced by the Company's 8.1% Market Share, Geo has a distinguished reputation for superior Design and Quality. Since inception, the Company has sold an excess of 190,000 homes, which currently provide Housing to over 850,000 people. Geo's closest competitors in Mexico are roughly half its size in terms of Units Sold.

Corporación Geo's successful track record is the result of an innovative business model that has allowed the Company to achieve attractive Growth with limited financial risk. Geo has been consistently Profitable over the past 9 years, and has enjoyed a CAGR in excess of 22.6% in US EBITDA. In 2002, the Company's sales in Homes totaled 27,112, with Revenues of Ps. $5,445.3 million (US $521.6 million). 2002 EBITDA totaled Ps. $1,170.9 million (US $112.2 million).

Established in 1973, Corporación Geo is headquartered in Mexico City, and has been listed on the Mexican Stock Exchange since 1994 under the ticker symbol GEOB. Geo is included in the select group of stocks in the Mexican IPyC index. The Company's Senior Management Team, which is comprised of individuals that have been involved in directing operations since the Company's establishment, controls 34% of its Unique Series of Shares.

Geo focuses on Generating Added Value for its Shareholders through a Solid Strategy of Profitable Growth that provides Superior Quality of Life to all its Homebuyers.

mission, vision and values

The expansion of the Housing Industry may bring with it a new obstacle to sustaining its long-term growth. The lack of qualified Middle and Senior Management is becoming an increasingly important issue in the Housing Industry. In 2002, GEO continued to implement its organization-wide program with the goal of further enhancing Employee loyalty and ensuring the dissemination of know-how across the Company's various administrative levels. The main fruits of this initiative have been a revised long-term Vision, a new corporate Mission and the establishment of a set of Organizational Values. In 2003, GEO will focus on institutionalizing this new Corporate Culture among all of its Employees and Executives.

Geo 2005 Vision

"To continue to be a Leading and Certified Homebuilder while achieving International Prestige and the highest Profitability in the Industry."

Geo Mission

"To develop Integrated and Innovative Housing Communities, assuring our Leadership in terms of Quality and Profitability, while generating benefits to our Shareholders, Customers, Employees, and Society."

Geo's Values

Human Development: "Value, recognize and leverage the personal and professional capabilities of our Employees through a continuous learning process. Create working conditions that improve the Quality of life, motivate participation and efficiency, and enhance Employee pride in the Company."

Continuous Improvement: "Promote improvements in day to day personal performance and productivity through the measurement, control and optimization of all processes."

Honesty: "Maintain a standard of behavior based on truth, loyalty, ethical conduct and transparency."

Team Work: "Achieve the goals of the organization by sharing the same objectives and common values and interacting cordially in an environment of support and respect."

Customer Satisfaction: "Provide our Clients a Home that meets or exceeds their expectations in terms of Quality, Price and Time of Delivery, and ensure excellent professional and personalized service before, during and after the sale."

Fulfillment: "Meet our time, cost and quality commitments according to our standards and policies."

Profitability: "Achieve the revenues and financial health promised to our Shareholders, according to Market benchmarks, assuring the long-term sustainable Growth of the Company."

executive officers



LUIS ORVAÑANOS (58) President and Chairman of the Board of Directors	29 years
ROBERTO CRUZ (58) Chief Technology and Construction Officer	29 years
CARLOS GARCIA-VELEZ (53) Chief Architecture and Design Officer	28 years
FRANCISCO ARELLANO (48) Chief Operations Officer	28 years
EMILIO CUENCA (71) Chief Legal Officer	17 years
MIGUEL GOMEZ-MONT (50) Chief Executive Officer	16 years
VICTOR SEGURA (49) Chief Financial Officer	15 years

managing directors

LUIS ALFONSO GARCIA (38) Managing Director of Geo Bajío	18 years
CARLOS MANUEL DELGADO (52) Managing Director of Geo Veracruz	17 years
ENRIQUE PINEDA (44) Managing Director of Geo Laguna	16 years
GASTON VIVES (39) Managing Director of Geo Jalisco	14 years
CLAUDIA SOLIS (35) Managing Director of Geo Oaxaca	8 years
JORGE NIEVES (34) Managing Director of Geo Guerrero	7 years
EMILIO CUENCA (43) Managing Director of Geo Baja California	7 years
ROBERTO ORVAÑANOS (44) Managing Director of Geo Edificaciones, Ghisa and Geo Morelos	7 years
ENRIQUE PALACIOS (39) Managing Director of Geo Puebla	7 years
JORGE GARCIA SAINZ (46) Managing Director of Land	7 years
FERNANDO CALDERON (52) Managing Director of Geo D.F.	5 years
RAFAEL VILLASEÑOR (43) Managing Director of Geo Tampico and Geo Reynosa	2 years
RODOLFO PEÑA (49) Managing Director of Geo Monterrey	2 years



corporate directors

Name / Position	Tenure
ALBERTO NIEVES (52)	
Director of Research and Technology	28 years
MARIO JAIME (64)	
Director of Costs and Planning	16 years
FRANCISCO FLORES (45)	
Director of Construction Engineering	15 years
VALDEMAR MARTINEZ (43)	
Director of Industrial Production	14 years
JERONIMO PAZ (54)	
Director of Purchasing	14 years
FRANCISCO GALLO (50)	
Director of Treasury	13 years
RICARDO MORALES (47)	
Director of Project Management	13 years
FRANCISCO JAVIER GONZALEZ (43)	
Director of Regional Design	12 years
JORGE RAMIREZ (48)	
Director of Bridge Loan Financing	12 years
SAUL ESCARPULLI (33)	
Director of Planning	10 years
DANIEL GELOVE (45)	
Director of Internal Auditing	9 years

Name / Position	Tenure
CARLOS TORRESCANO (53)	
Director of Commercialization	9 years
FELIPE GUZMAN (34)	
Director of Administration	8 years
MIGUEL ANGEL CHAVEZ (51)	
Director of FOVI Programs	7 years
IVAN VELA (29)	
Director of Finance and Capital Markets	7 years
JUAN ANTONIO VALLES (54)	
Director of Human Resources	6 years
MARCOS BEJARLE (41)	
Director of INFONAVIT Programs	6 years
ANTONIO GONZALES (49)	
Director of Project Management	5 years
JOSE LUIS DELGADO (50)	
Director of Technical Training	4 years
RAUL JIMENEZ (40)	
Director of Saving Programs	3 years
LUIS RAMON PRADILLO (46)	
Director of Machinery	7 months
PABLO MOCH (42)	
Director of Organizational Development	4 months

board of directors

The Board of Directors of Corporación Geo is currently composed of five external and seven internal directors. The Board of Directors is elected annually at Geo's Ordinary General Shareholder's Meeting. The Board is responsible for the Management and Corporate Strategy of the Company.

Luis Orvañanos	Chairman of the Board, President
Miguel Gómez-Mont	Director, Chief Executive Officer
Roberto Cruz	Director, Chief Technology & Construction Officer
Emilio Cuenca	Director, Chief Legal Officer
Carlos García-Vélez	Director, Chief Architecture Officer
Francisco Arellano	Director, Chief Operational Officer
Víctor Segura	Director, Chief Financial Officer
Alfredo Abdeljalek	External Director
José Carral	External Director
José Manuel Agudo	External Director
John D. O'Donnell	External Director
David Casares	External Director
Joaquín Gómez	Examiner
Tomás Lozano	Secretary

* For further information about the Directors' biographies, please visit www.casasgeo.com

There are no family relationships that exist among the Officers and Directors of the Company and Stockholders holding more than 0.5% of the Company's stock.

Audit Committee.- Composed by Alfredo Abdeljalek as President, José Carral and Emilio Cuenca as Directors.

Valuation & Compensation Committee.- Composed by David Casares as President, Luis Orvañanos and Francisco Arellano as Directors.

Planning and Financing Committee.- Composed by José Manuel Agudo as President and Miguel Gómez Mont, Carlos García Vélez and Víctor Segura as Directors.

Geo's Board of Directors Composition

External Directors
Internal Directors


58%

world-class corporate governance

- 42% of the Board Members are Independent Directors.
- There are no family relationships among Titular Directors of the Board, Executive Officers or Corporate Directors.
- Independent Directors lead the Board Committees of Evaluation & Compensation, Finance & Planning and Auditing.
- Full implementation of the Code of Best Corporate Practices instructed by the Mexican Securities Exchange Commission (CNBV) and the Mexican Stock Exchange (BMV).
- More than 30% of Geo's Employees are Shareholders.
- There are no Share Options plans for any of the Company's Employees or Senior Executives.
- Geo has a longstanding policy of One Series of Shares – One Share, One Vote.
- 66% of the Company is trading freely in the Market (Free Float).
- Geo was the first Mexican Company to adopt "Tag-Along Rights" for all of its Shareholders.

Geo's Ownership Structure

- Geo's Group of Control
- Mexico
- Others
- Europe
- USA


11%
7%
27%

103,426,816 Shares
Source: Thomson Financial

code of best corporate practices

Since 1999 Corporacion Geo started to implement the Code of Best Corporate Practices suggested by the Mexican Stock Exchange, BMV, and the Mexican Securities Exchange Commission, CNBV.

The implementation of this Code of Best Corporate Practices has resulted in a gradual process. Every year, the Management of Geo through its Board of Directors, has accomplished in a greater and more adequate manner all aspects of the Code.

The survey about the level of fulfillment with the Code of Best Corporate Practices filed to the BMV and the CNBV is available on line at the Company's Website (www.casasgeo.com). It is worth to mention that many aspects of the Code that the Company did not accomplish in 2001, have already been implemented by the Board of Directors during 2002. Such aspects include the creation of the Audit, Compensation and Finance, and Planning Committees that are presided by Independent members of the Board.

Shareholder Base by Region

- USA Institutions
- Mexican Institutions
- Other Institutions
- European Institutions

international recognitions

In September 2002, the German firm Management & Excellence granted Geo the second highest rating in the category of Corporate Governance and Transparency in Latin America. Geo received a B+aa rating in the evaluation of the level of business ethics among the largest and most competitive Companies in the region.


7%
35%

120 Institutional Investors
Source: Thomson Financial

product diversification

Market Leader in each Housing Segment it participates in.

1,918 Middle Income Homes delivered in 12 states.

7,904 Homes Sold in the Lower Affordable Segment.

financial turnaround

The Highest Free Cash Flow generation in the Industry.

Significant improvement in the ROE ratio standing at 14.5%.

The Leading Turnover of Accounts Receivable plus Inventories in the Industry.

operational turnaround

Double-digit annual EBITDA Growth.

Margin Expansion at all Levels.

Highest Market Share in each of the Housing Institutes.

product quality and brand image

Oct 2002 "2002 National Housing Award" from President Fox and CONAFOVI, winning 6 of the 7 categories, Mexico City.

National Housing Award in the category of Best Project Execution, "Plácido Domingo" in Guerrero.

National Housing Award for Liveability, "Arboleda Chipitlán I" in Morelos.

Honorable Mention in the category of Liveability "El Roble" in Querétaro.

Honorable Mention in the Ecotechnology category "Placido Domingo" in Guerrero.

National Housing Award in the category of Installations for People with Disabilities "Valle de Chapultepec" in Baja California Norte.

Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.

Nov 2002 "Obras CEMEX 2002" for best use of Concrete Panel Technology, Monterrey.

corporate governance and communication

Jan 2002 POP+ "Most Popular IR Website in Mexico according to the Capital Markets", Latin Finance - MZ Consult, Sao Paulo.

Feb 2002 Nomination for "Best Debt Investor Relations in Latin America", IR Magazine, NY.

Aug 2002 "Liquidity Award", BMV, Mexico City.

Sep 2002 Two Bronze Medals, "Best Coversheet" and "Best Interior Design" for its 2001 Annual Report, The International ARC Awards, NY.

Sep 2002 "Second highest Corporate Governance rating in Latin America", Management & Excellence, Germany.

Nov 2002 "Best of Industry, Homebuilding" 2001 Annual Report, The Nicholson Awards by the National Association of Investors Corporation (NAIC), NY.

Nov 2002 "Award of Distinction", 2001 Annual Report, Creativity 32, NY.

Jan 2003 POP+ "Most Popular IR Website in Mexico according to the Capital Markets", AMERI – MZ Consult, Sao Paulo.

Jan 2003 TOP5 "Best IR Website in Mexico according to Technical Criteria", AMERI – MZ Consult, Sao Paulo.

Jan 2003 RAO "Third Best On-Line Annual Report in Mexico", AMERI – MZ Consult, Sao Paulo.

Jan 2003 POP+ "Second Most Popular IR Website in Latin America according to the Capital Markets", AMERI – MZ Consult, Sao Paulo.

Jan 2003 TOP5 "Fifth Best IR Website in Latin America according to Technical Criteria", AMERI – MZ Consult, Sao Paulo.

gallery of produ



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CASA
Casas GEO
3,500 FAMILIAS VERACRUZANAS LO COMPRUEBAN
LUNES A DOMINGO
DE 9:00 A 20:00 HRS
CONSTRUYENDO
CALIDAD DE VIDA
CASA MUESTRA
CON CRECIMIENTO




































terms we use

Affordable Houses It is considered an Affordable House the one that it's sell price is between $190 and $335 thousand pesos.

AMERI: Mexican Investor Relations Association

Average Price Represents the weighed average price of the sold houses in the period.

Backlog It's the number of agreements that the developer has with the most important house building mortgages organisms, measured in terms of months of future sells.

BMV Mexican Stock Exchange

CAGR Compound annual growth rate.

Capitalized Interest Expenses According to US GAAP and IAS, GEO includes in the COGS the banking and interest expenses related to production.

CETES Certificados de la Tesorería de la Federación (Treasury Bills).

Cluster The minimum production unit formed by 60 houses built together.

CNBV Comisión Nacional Bancaria y de Valores (Mexican Securities Exchange Commission).

CONAFOVI Comisión Nacional de Fomento a la Vivienda (National Housing Board).

D4 Bulletin Published by the Mexican Institute of Public Accountants in May 1999, to be enforced as of January 1st, 2000.

This new regulation quantifies the amount to be earmarked for the payment of income taxes and profit sharing (ISR and PTU) determined by temporary differences between the accounting income and the fiscal income.

Earnings per Share Net Income divided by the average weighted number of shares outstanding during the year, according to Mexican GAAP.

EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization — calculated by adding depreciation, capitalized interest expenses and capitalized REPOMO (see definition below) for the period to the operating profit.

Financial Leverage Net Debt divided by EBITDA for the previous twelve months.

FOVI Fondo de Operación y Financiamiento Bancario para la Vivienda — Housing Finance and Operation Fund.

FOVISSSTE Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado – Mortgage Fund of the Social Security Institute for Government Employees

Free Cash Flow EBITDA less net financial expenses, capitalized interests expenses, capital expenditures, paid taxes, changes in net operating working capital, inflation adjustments and foreign exchange adjustments.

Geo Block Geo's distinctive trademark brick.

IMPAC Impuesto al Activo (tax on assets)

INFONAVIT Instituto del Fondo Nacional de Vivienda para los Trabajadores – National Housing Mortgage Institute for Workers

Inventory Turnover Sum of Inventory and Real Estate Inventory divided by the total COGS and multiplied by 365.

ISR Impuesto Sobre la Renta (Income Tax)

Lower Affordable Houses It is considered a Lower Affordable House the one that it's sell price is below the $190 thousand pesos.

Middle Income Houses It is considered a Middle Income House the one that it's sell price is above the $335 thousand pesos.

Minimum Wage According to Mexican law, the minimum salary that a worker is to be paid for a day of work. As of December 31, 2002, the minimum wage was the equivalent of US$ 120.25 per month.

Net Debt Balance sheet short-term and long-term debt less cash and cash equivalents.

PTU Participación de los Trabajadores en las Utilidades de la Empresa (Employees' profit sharing).

REPOMO Resultado por la Posición Monetaria (Monetary net result originated by inflation adjustments).

REPOMO Capitalized REPOMO counted in COGS.

SOFOLES (non-bank banks) Sociedades Financieras de Objeto Limitado, or "non-bank banks."

SHF Sociedad Hipotecaria Federal (National Mortgage Bank).

TIIE Tasa de Interés Interbancaria de Equilibrio (Interbank Rate).

UDIS Unidades de Inversión (Values Indexed to the Inflation Rate).

Working Capital Difference between current operating assets and current operating liabilities.

shareholders' information

Corporate Headquarters:
Corporación Geo, S.A. de C.V.
Margaritas 433
Ex-Hacienda Guadalupe Chimalistac
Ph. +(52) 55 5480 5000
Fax +(52) 55 5554 6064
CP 01050, México, D.F.

Exchange Listings:
Bolsa Mexicana de Valores: GEO B
Over the Counter, USA: ADR Level I
PORTAL, USA: ADR 144a
Latibex Listing to be completed soon.

Ticker Symbols:
Mexican Stock Exchange: GEOB
ADR (1: 4): CVGFY ; CUSIP: 21986V204
Bloomberg: GEOB MM
Reuters: GEOb.MX
Infosel: GEO

Depositary Bank:
Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
Edgar Piedra
epiedra@bankofny.com
Ph. (212) 815 2296
www.adrbny.com

Independent Auditors:
Deloitte & Touche

Corporate Governance:
"One Share, One Vote"
100% B Voting Shares
66% Free Float
Tag-Along Rights
42% of External Directors

Contacts and Additional Information:
Iván Vela
Director of Finance
& Capital Markets
Ph. +(52) 55 5480 5071
Fax +(52) 55 5554 6064
ivela@casasgeo.com

Jorge Pérez / Institutions
Kenia Vargas / Retail
Investor Relations
Ph. +(52) 55 5480 5078
geo_ir@casasgeo.com
geob@casasgeo.com

Richard Huber, Isabel Vieira
Investor Relations
The Global Consulting Group
Ph. +(1) 212 807 50 26
Fax +(1) 212 807 50 25
richard.huber@tfn.com
isabel.vieira@tfn.com

www.casasgeo.com



"Fifth Best IR Website in Latin America According to Technical Criteria" 2002, AMERI-MZ Consult.



"Most Popular IR Website in Mexico According to the Capital Markets" 2002, AMERI-MZ Consult.



"the Best IR Website in Mexico According to Technical Criteria" 2002, AMERI-MZ Consult.


COTIZA EN
BOLSA MEXICANA DE VALORES

GEOB

Asociación Mexicana de Relación con Inversionistas

The information presented herein contains certain forward-looking statements and information relating to Corporación Geo, S.A. de C.V. and its subsidiaries (collectively, "Geo") that are based on the beliefs of its management as well as assumptions made by and information currently available to Geo. Such statements reflect the current views of Geo with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance, or achievements that may be expressed or implied by such forward-looking statements, including among other changes in general economic, political, governmental, and business conditions globally and in the countries in which Geo does business, changes in interest rates, changes in inflation rates, changes in exchange rates, mortgage availability, changes in housing demand and amount of credits, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected. The Geo 2002 Annual Report may contain certain forward-looking statements concerning Geo and its subsidiaries' future performance and should be considered as good faith estimates of Geo and its subsidiaries. Geo does not intend, and does not assume any obligation, to update these forward-looking statements. In addition, certain information presented herein was extracted from information published by various official sources. This information includes statistical information relating the housing industry certain reported rates of inflation, exchange rates, and information relating to the countries in which Geo operates. Geo has not participated in the preparation or compilation of any of such information and accepts no responsibility therefore.

Creative Idea: Geo
Design: Signi
Printed by: Artes Graficas Panorama
Photography: Miguel Morales


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Casas GEO

National Housing Award 2002 CONAFOVI
www.casasgeo.com